     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1997

                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C., 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                JAZZ PHOTO CORP.

             (Exact name of registrant as specified in its charter)

          NEW JERSEY                         5134                  22-337358
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                   600 BLAIR ROAD, CARTERET, NEW JERSEY 07088
                                 (908) 499-7945
  (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                         ROGER F. LORENZINI, PRESIDENT
                                JAZZ PHOTO CORP.
                                 600 BLAIR ROAD
                           CARTERET, NEW JERSEY 07088
                                 (908) 499-7945

      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

       STEPHEN C. KAHR, ESQ.               ROBERT STEVEN BROWN, ESQ.
          Greenberg & Kahr                 DEIRDRE L. FLETCHER, ESQ.
    230 Park Avenue, 26th Floor        Brock, Fensterstock, Silverstein,
      New York, New York 10169               McAuliffe & Wade, LLC
           (212) 297-0130                153 East 53rd St., 56th Floor
                                            New York, New York 10022
                                                 (212) 371-2000

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act please check the following box and list the registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

        TITLE OF EACH CLASS OF                                    PROPOSED             PROPOSED MAXIMUM           AMOUNT OF
           SECURITIES TO BE                AMOUNT TO BE       MAXIMUM OFFERING            AGGREGATE             REGISTRATION
              REGISTERED                    REGISTERED       PRICE PER SHARE (4)      OFFERING PRICE (4)             FEE
Common Stock, $0.01 par value.........  1,150,000 shares(1)           $6.00               $6,900,000              $2,299.00
Warrants to purchase shares of Common
  Stock, $0.01 per share                100,000 warrants(2)          $0.001                     $100                  $1.00
Common Stock, par value $0.01 per
  share...............................   100,000 shares(3 )           $6.60                 $660,000                $220.00
    Total.............................         --                 --               $       7,560,100         $     2,520.00

(1) Includes up to 150,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Warrants to be sold to the Representative of the several Underwriters.

(3) Issuable upon exercise of Warrants.

(4) Estimated pursuant to Rule 457(a) solely for the purpose of calculating the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                JAZZ PHOTO CORP.

            CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF

                   INFORMATION REQUIRED BY PART I OF FORM S-1

   ITEM                                                                                     LOCATION IN FORM S-1
    NO.                                     CAPTION                                              PROSPECTUS
   -----     ----------------------------------------------------------------------  -----------------------------------
        1.   Forepart of the Registration Statement and Outside Front Cover Page of  Facing Page; Front Cover Page
               Prospectus..........................................................
        2.   Inside Front and Outside Back Cover Pages of Prospectus...............  Inside Front Cover Page; Outside
                                                                                     Back Cover Page
        3.   Summary Information, Risk Factors, and Ratio of Earnings to Fixed       Prospectus Summary: Summary
               Charges.............................................................  Financial Information The Company;
                                                                                     Risk Factors.
        4.   Use of Proceeds.......................................................  Use of Proceeds
        5.   Determination of Offering Price.......................................  Underwriting
        6.   Dilution..............................................................  Dilution
        7.   Selling Security Holders..............................................  Management: Principal and Selling
                                                                                     Shareholder
        8.   Plan of Distribution..................................................  Front Cover Page Prospectus
                                                                                     Summary: The Offering
        9.   Description of Securities to be Registered............................  Description of Securities
       10.   Interests of Named Experts and Counsel................................  Not Applicable
       11.   Information with Respect to the Registrant
             a) Description of Business............................................  Prospectus Summary: The Company;
                                                                                     Business
             b) Description of Property............................................  Business--Property
             c) Legal Proceedings..................................................  Business--Legal Proceedings
             d) Market Price of and Dividends on the Registrant's Common Equity and  Dividend Policy; Description of
               Related Stockholders Matters........................................  Securities: Shares Eligible for
                                                                                     Future Sale; Underwriting
             e) Financial Statements...............................................  Index to Consolidated Financial
                                                                                     Statements: Consolidated Financial
                                                                                     Statements
             f) Selected Financial Data............................................  Selected Consolidated Financial
                                                                                     Data
             g) Supplementary Financial Information................................  Not Applicable
             h) Management's Discussion and Analysis of Financial Condition and      Management's Discussion and
               Results of Operations...............................................  Analysis of Financial Condition and
                                                                                     Results of Operations
             i) Disagreements with Accountants on Accounting and Financial           Not Applicable
               Disclosure..........................................................
             j) Directors and Executive Officers...................................  Management
             k) Executive Compensation.............................................  Management
             l) Security Ownership of Certain Beneficial Owners and Management.....  Principal and Selling Shareholders
             m) Certain Relationships and Related Transactions.....................  Certain Transactions
       12.   Disclosure of Commission Position on Indemnification for Securities     Not Applicable
               Act Liability.......................................................

PROSPECTUS           SUBJECT TO COMPLETION, APRIL 7, 1997
                                1,000,000 SHARES

[LOGO]
                                JAZZ PHOTO CORP.

                                  COMMON STOCK

    JAZZ Photo Corp. (the "Company") is hereby offering 1,000,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of the Company.

    Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that any such market will develop upon completion of this offering. The initial public offering price per Share is anticipated to be $5.00. The Company has applied for inclusion of the Common Stock on the Nasdaq National Market under the symbol "JAZZ " and has applied for the listing of the Common Stock on the Pacific Stock Exchange under the symbol "JAZ." For a description of the factors to be considered in determining the initial public offering price, see "Underwriting."

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                  UNDERWRITING
                                                                PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                                 PUBLIC          COMMISSIONS(1)       COMPANY (2)
Per Share................................................          $                   $                   $
Total (3)................................................          $                   $                   $

(1) Does not include additional consideration to be received by Hampshire Securities Corporation, as the representative (the "Representative") of the several underwriters (the "Underwriters"), in the form of (a) a 3% non-accountable expense allowance and (b) warrants entitling the Representative to purchase up to 100,000 shares of Common Stock (the "Representative's Warrants"). The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting".

(2) Before deducting estimated expenses of this offering payable by the Company
    of       , including the Representative's non-accountable expense allowance.

(3) The Company and a principal shareholder of the Company (the "Selling Shareholder") have granted the Representative an option, exercisable within 45 days after the date of this Prospectus, to purchase up to an aggregate of 150,000 shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If the Representative exercises such option in full, the Total Price to Public, Total Underwriting Discounts and Commissions, Total Proceeds to Company and Total Proceeds to the Principal
    Shareholder will be $         , $         , $         and $
    respectively. See "Principal and Selling Shareholders" and "Underwriting."
                         ------------------------------

    The Shares are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to, and accepted by, them and subject to their right to reject orders in whole or in part and certain other conditions. It is expected that delivery of certificates will be made against payment therefor at
the offices of Hampshire Securities Corporation on or about       , 1997.
                            ------------------------

                        HAMPSHIRE SECURITIES CORPORATION
                                ----------------

                  The date of this Prospectus is       , 1997

                              [inside front cover]

    The Company is the exclusive worldwide distributor of camera products bearing the Bell + Howell-Registered Trademark- name, a registered trademark of The Bell & Howell Company.

--------------------------------------------------------------------------------

   [Photograph of Bell + Howell-Registered Trademark- and JAZZ -TM- products]

--------------------------------------------------------------------------------

       An application to register the trademark JAZZ -TM- has been filed.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         All dollar ("$") amounts set forth herein are in U.S. dollars.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THIS PROSPECTUS DOES NOT GIVE EFFECT TO (I) THE UNDERWRITERS' OVER-ALLOTMENT OPTION, (II) THE REPRESENTATIVE'S WARRANTS, (III) UP TO 385,000 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF STOCK OPTIONS WHICH MAY BE GRANTED UNDER THE COMPANY'S 1997 LONG TERM INCENTIVE PLAN (THE "PLAN"), UNDER WHICH OPTIONS EXERCISABLE FOR AN AGGREGATE OF 161,000 SHARES OF COMMON STOCK HAVE BEEN GRANTED AND ARE CURRENTLY OUTSTANDING, AND (IV) 60,000 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF WARRANTS CURRENTLY OUTSTANDING. THIS PROSPECTUS GIVES RETROACTIVE EFFECT TO A RECAPITALIZATION (THE "RECAPITALIZATION") OF THE COMPANY EFFECTED ON MARCH 19, 1997. AS USED IN THIS PROSPECTUS, AND UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" REFERS TO THE COMPANY AND THE SUBSIDIARIES THEREOF.

                                  THE COMPANY

    The Company is engaged in the design, development, importation and wholesale distribution of cameras and other photographic products primarily in the United States. The Company's products, which have been designed to have pricing and features with mass consumer appeal, are marketed by the Company to (i) leading mass merchandisers, including Wal-Mart Stores ("Wal-Mart"), Sears, Roebuck & Co. ("Sears"), Hills' Department Stores ("Hill's") and Home Shopping Network ("HSN") and (ii) private label customers, such as Albertson's ("Albertson's").

    The Company's current product offerings consist of (i) single use and promotionally priced reusable 35 millimeter format ("35mm") cameras marketed under the Company's JAZZ-TM- brand name and a number of private labels, (ii) higher priced multiple featured 35mm cameras marketed under the Bell + Howell-Registered Trademark- trademark pursuant to an exclusive agreement with Bell & Howell Company ("Bell & Howell") renewable through 2007, (iii) a newly-introduced family of cameras which utilizes the advanced photographic system format ("APS"), and (iv) photographic accessories, including vinyl and leather pouches and carrying cases, for its cameras marketed under the JAZZ-TM-brand name and a number of private labels. Each of the Company's products is manufactured by the Company's contract manufacturers in the People's Republic of China (the "PRC") and has been designed in accordance with Company specifications.

    The Company has experienced substantial growth since inception with revenues and net income (loss) increasing from $332,000 and ($260,000), respectively, for the period from June 21, 1995 (inception ) to December 31, 1995 to $7,619,000 and $667,000, respectively, for the six months ended December 31, 1996.

    The United States market for consumer photographic products currently is estimated by industry sources to be in excess of $12.5 billion. The single use camera segment of this market has grown at more than 15% per year in unit sales since introduction. The Company's products are designed specifically to target the single use segment, which includes newly introduced APS cameras and conventional 35mm cameras. Industry sources have estimated that the APS segment of such market will grow by 10% to 20% per year and will represent as much as 25% of the consumer photographic market by the year 2000.

    The Company believes that it is in an advantageous position to capitalize on the anticipated growth in its segment of the consumer photographic market for the following reasons:

    - SEASONED TEAM OF MARKETING PROFESSIONALS. The Company has a seasoned team of marketing professionals with substantial experience in the development and marketing of mass merchandised cameras at price points and with features that have effectively penetrated the consumer camera market;

    - STRATEGIC PARTNERSHIPS. The Company has developed a number of strategic partnerships with contract manufacturers which produce quality products in accordance with the Company's timing requirements and at competitive prices; and

    - RELATIONSHIPS WITH LARGE CUSTOMERS. The Company has developed relationships with large customers, which have significantly reduced the cost of maintaining inventory domestically for the United States market.

    The Company's business strategy is to continue to grow and capture a larger share of its targeted segment of the consumer photographic market by (i) increasing its marketing efforts in the United States and Canadian markets; and
(ii) continuing to develop cameras and related products with mass consumer appeal.

    The Company was incorporated under the laws of the State of New Jersey on June 21, 1995. The Company's executive offices are located at 600 Blair Road, Carteret, New Jersey 07088 and its telephone number is (908) 499-7945.

    The founder and former Chief Executive Officer and a former Director of the Company, Jack C. Benun, has been permanently enjoined from serving as an officer or director of a public company. Mr. Benun currently serves as a consultant to the Company. It is anticipated that, at management's request, Mr. Benun will perform substantial services for the Company in the areas of product development and sales and marketing. See "Management".

    Mr. Benun is the founder, and until 1994 was the Chief Executive Officer of Concord Camera Corp. ("Concord"), a public company and a direct competitor of the Company.

    Mr. Benun was the subject of a proceeding commenced by the Securities and Exchange Commission (the "Commission") alleging among other things, that he had misappropriated funds from Concord. The proceeding was settled in 1994 by an order (the "Order") to which Mr. Benun consented without either admitting or denying the allegations in the Commission's complaint, under which Mr. Benun paid $150,000 (the alleged amount of the misappropriation) plus interest to Concord and $150,000 to the Commission as a penalty. Mr. Benun is currently engaged in litigation with Concord relating to the Commission's allegations. See "Management--Consultant's Regulatory History and Litigation With Concord Camera Corp."

    Mr. Benun is a member of the family which currently owns 99.5% of the outstanding shares of Common Stock prior to this Offering and will continue to own 68.5% of such stock on completion of this offering. See "Principal and Selling Shareholders." All of the Principal Shareholders have entered into a voting agreement with the Company which precludes them from voting their shares or Common Stock in opposition to the recommendation of the Board of Directors of the Company for election or removal of directors.

    See "Principal and Selling Shareholders--Voting Agreement."

                                  THE OFFERING

Shares of Common Stock Offered hereby........  1,000,000 shares

Shares of Common Stock Outstanding prior to
  this Offering..............................  2,210,000 shares

Shares of Common Stock Outstanding following
  this Offering..............................  3,210,000 shares

Use of Proceeds..............................  To reduce dependence on short term financing of receivables and inventory, to repay
                                               certain short-term debt, and for general
                                               corporate and working capital purposes.

Risk Factors and Dilution....................  The shares of Common Stock offered hereby involve a high degree of risk and immediate
                                               substantial dilution. See "Risk Factors" and
                                               "Dilution."

Proposed Nasdaq [National] Market symbol.....  JAZZ

Proposed Pacific Stock Exchange symbol.......  JAZ

                         SUMMARY FINANCIAL INFORMATION

    The following selected statement of operations data for the period from June 21, 1995 (inception) through June 30, 1996 and the six month period ended December 31, 1996, and the selected historical balance sheet data at December 31, 1996, are derived from the Consolidated Financial Statements of the Company and Notes thereto included elsewhere, such consolidated financial statements herein were audited by Richard A. Eisner & Company, LLP, independent auditors for the Company. The selected statement of operations data for the six months ended December 31, 1995 is derived from the unaudited Consolidated Financial Statements of the Company, which have been prepared on a basis consistent with the audited Consolidated Financial Statements of the Company and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for any interim period are not necessarily indicative of results to be expected for the entire year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

STATEMENT OF OPERATIONS DATA:

                                                                              FROM
                                                                          JUNE 21,1995       SIX-MONTHS ENDED
                                                                           (INCEPTION)         DECEMBER 31
                                                                             THROUGH     ------------------------
                                                                          JUNE 30, 1996     1995         1996
                                                                          -------------  ----------  ------------
Net sales...............................................................   $ 1,166,000   $  332,000  $  7,619,000
Cost of goods sold......................................................       976,000      315,000     5,835,000
                                                                          -------------  ----------  ------------
Gross profit............................................................       190,000       17,000     1,784,000
Operating expenses......................................................       825,000      196,000       998,000
                                                                          -------------  ----------  ------------
Operating income (loss).................................................      (635,000)    (179,000)      786,000
Other expense, net......................................................      (164,000)     (81,000)      (61,000)
                                                                          -------------  ----------  ------------
Income (loss) before income taxes and minority interest.................      (799,000)    (260,000)      725,000
Provision for income taxes..............................................            --           --        40,000
                                                                          -------------  ----------  ------------
Income (loss) before minority interest..................................      (799,000)    (260,000)      685,000
Minority interest.......................................................            --           --        18,000
                                                                          -------------  ----------  ------------
Net income (loss).......................................................      (799,000)    (260,000)      667,000
                                                                          -------------  ----------  ------------
                                                                          -------------  ----------  ------------
PRO FORMA SUPPLEMENTAL DATA:
Net income (loss):                                                                                        667,000
Pro forma executive compensation........................................                                  190,000
                                                                                                     ------------
Pro forma net income (1)................................................                                  477,000
                                                                                                     ------------
                                                                                                     ------------
Net income (loss) per share of Common Stock and for the six months ended
  December 31, 1996 as adjusted to give effect to executive compensation
  on a pro forma basis..................................................         (0.34)       (0.11)         0.20
Weighted average number of shares outstanding (2).......................     2,349,000    2,349,000     2,349,000

------------------------

(1) The pro forma income statement data reflects an adjustment to the historical income statement data assuming the Company had paid compensation to its Chief Executive Officer during the six month period ended December 31, 1996.

(2) Net income (loss) per share of Common Stock is based on the weighted average number of shares outstanding during each period, as modified in accordance with the rules of the Commission. Under these rules, the weighted average number of shares outstanding during each period includes the dilutive effect of options and warrants issued during the 12 month period preceding the date of the initial filing of the Registration Statement, of which this Prospectus forms a part, computed using the treasury stock method as if the shares issuable upon the exercise of such options and warrants were outstanding for all periods.

BALANCE SHEET DATA:

                                                                                  DECEMBER 31, 1996
                                                                      ------------------------------------------
                                                                                                   PRO FORMA
                                                                                                       AS
                                                                      HISTORICAL  PRO FORMA(1)   ADJUSTED(1)(2)
                                                                      ----------  ------------  ----------------
Cash................................................................  $  171,000   $  686,000    $    3,836,000
Working capital.....................................................     507,000    1,022,000         4,172,000
Total assets........................................................   1,611,000    2,261,000         5,326,000
Notes payable, net of current portion...............................      20,000      524,000            20,000
Notes payable - stockholder and other related parties, net of
  current portion...................................................     709,000      709,000           709,000
Accumulated deficit.................................................    (132,000)    (132,000)         (313,000)
Shareholders' Equity (capital deficiency)...........................     (82,000)      64,000         3,633,000

------------------------

(1) Gives effect to the sale in March 1997 of notes (the "Notes") issued in a private placement (the "Private Placement") in the aggregate principal amount of $600,000, repayable from the proceeds of this offering, and the allocation to capital of the portion of the proceeds of such sale ($96,000) attributable to the common stock purchase warrants issued to the purchasers of the Notes in the Private Placement.

(2) Adjusted to give effect to the sale of the Shares at an assumed initial public offering price of $5.00 per Share, after the deduction of underwriting discounts and commissions and estimated offering expenses and giving effect to the anticipated application of the net proceeds of $3,750,000 of this offering as set forth in "Use of Proceeds." Deferred interest applicable to the Notes ($96,000) and the estimated expenses of the Private Placement ($85,000) will be charged to operations upon the repayment of the Notes from the proceeds of this offering.

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OFFERED HEREBY IS HIGHLY SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE MADE ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS, PRIOR TO MAKING AN INVESTMENT DECISION, SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER MATTERS REFERRED TO HEREIN, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO, THE RISK FACTORS SET FORTH BELOW.

    LIMITED OPERATING HISTORY; RECENT LOSSES; CAPITAL DEFICIENCY AND ACCUMULATED DEFICIT. The Company was incorporated in June 1995 and commenced operations in August 1995. During the period from June 21, 1995 (inception) through June 30, 1996, the Company recorded net sales and a net (loss) of $1,166,000 and ($799,000), respectively, and, during the six months ended December 31, 1996, the Company recorded net sales and net income of $7,619,000 and $667,000, respectively. After taking account of the pro forma effect of executive compensation during the six months ended December 31, 1996, net income would have been $477,000. At June 30, 1995 and December 31, 1996, the Company had a capital (deficiency) of ($749,000) and ($82,000), respectively, and an accumulated deficit of ($799,000) and ($132,000), respectively. Accordingly, in light of the foregoing, prospective investors have only a limited operating history by which to judge the Company and its prospects for success. The likelihood of the future success of the Company must be considered in light of such limited operating history, as well as the problems, expenses, difficulties, risks, and complications frequently encountered by developing companies. In addition, the Company's future plans are subject to known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. There can be no assurance that future revenues of the Company will be significant or that the Company's operations will continue to be profitable. See "Risk Factors--Possible Need for Additional Financing," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Contract Manufacturing; Quality Control."

    POTENTIAL FLUCTUATIONS IN OPERATING RESULTS; MANAGEMENT OF WORKING
CAPITAL. As the Company ships its products on the basis of customer purchase orders which generally are not received by the Company until immediately prior to the customer's desired shipment date, operating results in any quarter are highly dependent on orders booked and shipped in that quarter and, accordingly, may fluctuate materially from quarter to quarter. The Company's operating expense levels and production schedules are based on preliminary orders, as well as the Company's internal forecasts of future demand and not on firm customer orders. Failure by the Company to achieve these internal forecasts could result in higher expense levels and orders for larger production runs from its contract manufacturers than are justified by actual revenues, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, based upon the timing of such events, the Company's working capital could be adversely affected, thereby limiting the Company's ability to continue to implement its expansion plans. Moreover, the Company's quarterly results may also be affected by fluctuating demand for the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

    MANAGEMENT OF GROWTH. The Company has experienced substantial growth since inception with consolidated revenues and consolidated net income (loss) increasing from $1,166,000 and ($799,000), respectively, for the period from June 21, 1995 (inception) through June 30, 1996, to $7,619,000 and $667,000, respectively, for the six months ended December 31, 1996. After taking account of the pro forma effect of executive compensation during the six months ended December 31, 1996, net income would have been $477,000. There can be no assurance that such growth will continue. While management has successfully managed such growth to date and the Company's infrastructure has been sufficient to support such growth, there can be no assurance that, if such growth continues, the Company's infrastructure will continue to be sufficient to support a larger enterprise. In the event that such growth continues, the management thereof may require expansion of the Company's management and financial controls, and could place a significant strain on the Company's resources. None of the Company's current officers (other than Roger F. Lorenzini, the Company's President, Chief Executive Officer and a Director) has had experience in managing a public company or a company that has expenditures as large as the anticipated expenditures of the Company. While the Company intends to hire additional experienced personnel, there can be no assurance that these or other measures implemented by the Company will effectively increase the Company's capabilities to manage such growth in a timely and cost-effective manner. See "Risk Factors--Dependence on Key Personnel; Recruitment of Additional Personnel," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Employees" and "Management."

    POSSIBLE NEED FOR ADDITIONAL FINANCING. Based on the Company's operating and expansion plan, the Company believes that the estimated net proceeds of this offering, together with funds from operations, will be sufficient to satisfy its capital requirements and finance its plans for expansion for at least the next 18 months. This belief is based on certain assumptions, and there can be no assurance that such assumptions are correct. In addition, contingencies or opportunities may arise which would require the Company to obtain additional capital. Accordingly, there can be no assurance that the Company's financial resources will be sufficient to satisfy the Company's capital requirements for such period. After such 18 month period, the Company may require additional financing. Such financing may take the form of the issuance of common or preferred stock or debt securities, or may involve bank financing. There can be no assurance that the Company will be able to obtain such financing on a timely basis, on favorable terms or at all. See "Use of Proceeds" and "Business--Business Strategy." In any of such events, the Company may be unable to implement its current plans for expansion.

    CUSTOMER CONCENTRATION. During the six months ended December 31, 1996, , Wal-Mart represented approximately 75% of the Company's net sales during such period. The loss of, or substantial diminution in orders from,Wal-Mart could have a material adverse effect on the Company. None of the Company's customers has entered into any long-term minimum purchase agreements with the Company. Accordingly, purchases from the Company by such customers in any prior period may not be indicative of orders or purchases in any future period, and there can be no assurance that these companies will remain customers of the Company. Further, in the event that any one of such customers were to change the terms upon which it purchases products from the Company, the Company could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business--Major Customers."

    RISKS ASSOCIATED WITH RECYCLING CAMERAS. Single-use cameras are designed to be disposable. Approximately 95% of the single use cameras produced by the Company's contract manufacturers and purchased by the Company are made from recycled plastic camera shells. The manufacturers of single-use cameras have continually taken steps to discourage their recycling, making it increasingly difficult for the Company to utilize such components in its business. While the Company's current contract manufacturers to date have overcome barriers designed to prevent recycling of single-use cameras, there can be no assurance that the original manufacturers of the cameras will not successfully develop technologies that prevent their recycling. Moreover, because the Company's manufacturers' ability to acquire recycled cameras is dependent on a continual supply of cameras that may be recycled in a cost-efficient manner, there can be no assurance that recycled cameras will continue to be available at a reasonable cost or at all. During the six months ended December 31, 1996, net sales from single use cameras were approximately $5,161,000, representing approximately 68% of total net sales for such period. Since recycled cameras shells generally are available at substantially lower cost than newly manufactured shells, the Company's manufacturers' inability to continue to acquire recycled single-use cameras could have a material adverse affect on the Company's business. See "Business--Contract Manufacturing; Quality Assurance."

    DEPENDENCE ON CONTRACT MANUFACTURERS. The Company maintains no production facilities and its products are, and are anticipated to continue to be, manufactured in accordance with Company specifications by contract manufacturers headquartered in Taiwan and Hong Kong with production facilities in the PRC. Such manufacturers purchase components utilized in the manufacture of the Company's products from third parties. Consequently, the Company is dependent upon its contract manufacturers and their suppliers for timely delivery of products and quality workmanship. Delays in production or shipment, quality control problems, and unavailability of components could have a material adverse effect on the Company. See "Business--Manufacturing; Quality Control."

    POLITICAL AND ECONOMIC DEVELOPMENTS AFFECTING HONG KONG. The Company's foreign distribution, shipping, and engineering development management and contract manufacturing management offices and several of its principal contract manufacturers and suppliers are headquartered in Hong Kong, a British Crown Colony. Consequently, the Company may be materially adversely affected by factors affecting Hong Kong's political situation and its economy or its international political and economic relations. On December 19, 1984, the governments of the PRC and Britain signed a Joint Declaration (the "Joint Declaration") regarding the future of Hong Kong. Under the Joint Declaration, China will recover sovereignty over the British Crown Colony of Hong Kong on July 1, 1997, and Hong Kong will become a Special Administrative Region (the "SAR") within China. The Joint Declaration provides that the basic policies of China regarding Hong Kong will be stipulated in a Basic Law, which was adopted April 4, 1990, (the "Basic Law"). Although the Basic Law provides that the SAR will have a high degree of legislative, judicial, and economic autonomy (except in foreign and defense affairs), and it is anticipated that the laws currently in force in Hong Kong will remain basically unchanged (the Joint Declaration contemplates that the policies expressed therein will remain in effect for a period of at least 50 years from July 1, 1997), there can be no assurance as to the continued stability of political, economic, or commercial conditions in Hong Kong or that the Company's financial condition and results of operations will not be adversely affected as a consequence of these events. For the six months ended December 31, 1996, approximately 68% of the Company's net sales to United States customers were made through Jazz (Hong Kong) Limited ("Jazz-HK"), its Hong Kong subsidiary.

    HONG KONG CURRENCY. A substantial portion of the Company's net sales and expenses through Jazz-HK are denominated in the Hong Kong dollar. The exchange rate between the Hong Kong dollar and the U.S. dollar currently is fixed within a narrow range. The Company has converted all Hong Kong dollars to U.S. dollars in accordance with generally accepted accounting principlesin the United States. There can be no assurance that the exchange rate of the Hong Kong dollar will not fluctuate in the future and that such fluctuations will not have a material adverse affect on the Company's business and results of operations. See "Consolidated Financial Statements and the Notes thereto."

    DEPENDENCE ON KEY PERSONNEL. The Company depends to a large extent on the abilities and continued participation of Jack C. Benun, formerly the President, Chief Executive Officer and a Director of the Company, and currently principal consultant to the Company, and of Roger F. Lorenzini, the current President, Chief Executive Officer and a Director of the Company. Mr. Benun resigned his offices with, and became a consultant to the Company on April 1, 1997 when Mr. Lorenzini assumed his offices with the Company. The Company's consulting agreement with Mr. Benun expires December 31, 2001 and its employment contract with Mr. Lorenzini expires December 31, 2000. The loss of the services of Mr. Benun or Mr. Lorenzini would have a material adverse effect on the Company's business. The Company has agreed with the Representative to obtain and become the sole beneficiary of a keyman life insurance policy on the life of Mr. Lorenzini in the amount of $1,000,00 and intends to obtain keyman life insurance in a comparable amount on the life of Mr. Benun. See "Management."

    The ability of the Company to attract and retain management and other personnel when needed is critical to the operations and expansion of the Company. The Company faces competition for such personnel from other companies and organizations, many of which have significantly larger operations and greater financial, marketing, human, and other resources than the Company. To date, the Company has been able to attract and retain the personnel necessary for its operations. However, there can be no assurance that the Company will be able to do so in the future, particularly in light of the Company's plans for expansion. If the Company is unable to attract and retain personnel with necessary skills when needed, its business and expansion plans could be materially adversely affected.

    COMPETITION. The consumer photographic products market is highly competitive and requires substantial capital. The Company competes with, and will compete with, numerous international and regional companies, many of which have significantly larger operations and greater financial, marketing, human, and other resources than the Company. No assurance can be given that the Company will successfully compete in any market in which it conducts or may conduct operations. See "Business -- Competition."

    CONTINUED CONTROL BY PRINCIPAL SHAREHOLDERS; VOTING AGREEMENT. After this offering, the Principal Shareholders will beneficially own approximately 68.5% of the outstanding Common Stock. All of the Principal Shareholders have entered into a voting agreement with the Company which precludes them from voting their shares of Common Stock in opposition to the recommendation of a majority of the Board of Directors of the Company with respect to the election or removal of directors and from initiating a change in the majority of director. See "Principal and Sellling Shareholders."

    DEPENDENCE ON SHORT-TERM FINANCING. A substantial portion of the Company's working capital is represented by borrowings from Mr. Benun's family, the proceeds of the sale of the receivables of the Company to a commercial factoring firm and the sale of customers' negotiable letters of credit. The Company has in the past experienced difficulty in obtaining sufficient credit and has been forced to accept credit terms which the Company believes are unfavorable. The Company believes that the inability of the Company to obtain sufficient credit on competitive terms has limited the Company's operations and growth from inception. The termination of any of the Company's existing sources of credit would limit the ability of the Company to continue to implement its plans for expansion, which could have a material adverse effect on the Company. In addition, the Company could be adversely affected if its major customer, Wal-Mart, which accepts deliveries of Company products FOB Hong Kong with payment by negotiable letters of credit, were to materially change the terms of purchase by, for example, accepting delivery FOB New Jersey which would materially increase the period between payment by the Company of its contract manufacturers and payment to the Company by its customers. The Company is seeking to secure bank lines of credit in order to replace its current short-term credit arrangements. There can be no assurance that the Company will obtain any such line of credit on terms acceptable to the Company or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

    EXISTENCE OF PERSONAL GUARANTEES. Currently all of the Company's third party credit and financing arrangements are personally guaranteed by Jack C. Benun, the former President, Chief Executive Officer and a Director of the Company and currently the principal consultant to the Company. There can be no assurance that Mr. Benun will be willing to guarantee any new or extended credit or financing arrangements for the Company in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    IMPORTATION OF PRODUCTS. The importation of camera products into the United States and into other jurisdictions in which the Company'intends to sell its products are subject to numerous risks, including shipping delays, fluctuation in currency exchange rates, and import duties. There can be no assurance that the United States, the PRC or Hong Kong or such other governments will not in the future impose trade restrictions which could adversely affect the Company's activities. Currently, there is a 1.2% duty on cameras imported into the United States and there are no United States import quotas on the type of products manufactured and distributed by the Company. However, there can be no assurance that quotas, taxes, or further or greater duties or taxes will not be imposed in the future. See "Business -Import Restrictions and Foreign Taxes."

    The United States has considered revocation of the PRC's most favored nation ("MFN") trade status, which provides the PRC with the trading privileges available generally to trading partners of the United States, and the United States and the the PRC have recently been involved in controversies relating to the protection in the PRC of intellectual property rights. Such controversies have threatened a trade war between the countries. President Clinton has extended the PRC's MFN status until July 3, 1997, and the United States and the PRC reached an agreement that averted a trade war and a United States embargo against the importation of certain products manufactured in the PRC, including electronic and audio products. While cameras were not listed among the products subject to the threatened embargo and trade wars have been avoided in the past, if trade restrictions were imposed on camera products imported into the United States, the Company's ability to import camera products from the PRC or Hong Kong could be materially adversely affected. There can be no assurance that future controversies will not arise that again threaten the status quo involving trade between the United States and the PRC, or that the United States will not revoke or refuse to extend the PRC's MFN status. In either of such events, the Company would be materially adversely affected.

    ABILITY TO DEFER FOREIGN EARNINGS. The Company's Hong Kong subsidiary, Jazz-HK, is a controlled foreign corporation ("CFC") for United States tax purposes. Under certain circumstances, the United States shareholder of a CFC may be required to include some portion or all of the CFC's earnings in its own taxable income currently as if the CFC had distributed those earnings to the shareholder as a dividend. The inclusion of such earnings in the Company's taxable income depends on whether the income of the CFC consists of certain categories of income which are enumerated in several provisions of the Internal Revenue Code of 1986, as amended, as well as on the absence of adverse tax legislation in the future. Although the Company believes it will be able to defer the current income from the CFC in accordance with current tax laws, there can be no assurance that the Company will be able to defer United States taxation of all or some of its subsidiary's income in the future. See "Business--Possible United States Taxation of Foreign Earnings."

    SUBSTANTIAL PORTION OF NET PROCEEDS ALLOCATED FOR GENERAL CORPORATE AND WORKING CAPITAL PURPOSES; BROAD DISCRETION OF MANAGEMENT. Approximately $3,100,000 (82.7%) of the estimated net proceeds from the sale of the Shares at an assumed public offering price of $5.00 per Share has been allocated for general corporate and working capital purposes. Such proceeds may be utilized in the discretion of the Board of Directors. Accordingly, investors will not know in advance how the Company will utilize such estimated net proceeds and management will have broad discretion as to the allocation and use of such proceeds. See "Use of Proceeds."

    SUBSTANTIAL OPTIONS AND WARRANTS RESERVED. The Company has reserved 385,000 shares of Common Stock for issuance pursuant to the Plan and may reserve additional shares of Common Stock in the future. To date, options to purchase an aggregate of 161,000 shares of Common Stock have been granted pursuant to the Plan, warrants issued in the Private Placement to purchase an additional 60,000 shares. The Company also will sell to the Representative in connection with this offering, for nominal consideration, warrants to purchase an aggregate of 60,000 shares of Common Stock at a price per Share equal to 110% of the public offering price per share, subject to adjustment. The exercise of such options and warrants and subsequent sale of the underlying shares of Common Stock in the public market could adversely affect the market price of the Company's securities. The existence of the Representative's Warrants, the outstanding options issued under the Plan, and such other warrants may prove to be a hindrance to future financings, since the holders of such warrants and options may be expected to exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "Risk Factors--Possible Need For Additional Capital" and "Underwriting."

    The holders of the Representative's Warrants will have certain demand and "piggy back" registration rights with respect to such warrants and the shares of Common Stock underlying such warrants (the "Warrant Shares") commencing one year after the date hereof. If the Representative should exercise its registration rights to effect a distribution of the Representative's Warrants or the Warrant Shares, the Representative, prior to and during such distribution, will be unable to make a market in the Company's securities, which may therefore be limited. If the Representative ceases to make a market in the Common Stock, the Company could lose the ability to list the Common Stock on the Nasdaq [Small Cap] Market because of that market's requirement of at least [three] [two] market makers, the market and market prices for the Common Stock could be materially adversely affected, and holders thereof may be unable to sell or otherwise dispose of shares of Common Stock. See "Shares Eligible For Future Sale" and "Underwriting."

    SHARES ELIGIBLE FOR FUTURE SALE. Future sales of substantial numbers of shares of Common Stock (including shares issued upon the exercise of stock options and warrants) after this offering by the existing shareholders, the Representative, or the executive officers or directors of the Company, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. In that regard, holders of approximately 68.5% of the 3,210,000 shares of Common Stock outstanding immediately after the offering and the holders of outstanding options under the Plan, including the officers and directors of the Company, have agreed not to sell publicly or otherwise dispose of any shares of Common Stock (other than the portion of the Representatives' over-allotment option to be sold by the Selling Shareholder) for a period of 18 months after the date of this Prospectus without prior written consent of the Representative. Commencing immediately following the termination of such 18 month period, all the shares of Common Stock currently owned by the Company's shareholders prior to the offering (2,210,000 shares of Common Stock) will be eligible for resale in the public market pursuant to Rule 144 under the Securities Act. In addition, the Company has granted certain parties, including the Representative (which owns Representative's Warrants to purchase 100,000 shares of Common Stock) and holders of warrants acquired in a Private Placement (exercisable for an aggregate of 60,000 shares of Common Stock) registration rights, which rights may be exercised commencing one year and 18 months, respectively, after the date of this Prospectus. See "Risk Factors--Substantial Options and Warrants Reserved" and "Shares Eligible for Future Sale--Registration Rights."

    DILUTION. The offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock at December 31, 1996. Purchasers of Shares in this offering will experience immediate and substantial dilution of $3.91 (78.2%) in the pro forma net tangible book value per share of Common Stock assuming an initial public offering price of $5.00 per share. To the extent outstanding options and warrants to purchase shares of Common Stock are exercised, there will be further dilution. See "Dilution."

    DIVIDEND POLICY. The Company has never declared or paid, and is not anticipated in the foreseeable future to declare or to pay, a dividend on the Common Stock, and the Company expects that the Company's future earnings will be retained for expansion or development of the Company's business. Whether the Company will pay dividends on the Common Stock in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and surplus, the general financial condition of the Company, restrictive covenants in loan or other agreements to which the Company may become subject, and such other factors as the Board of Directors of the Company may deem relevant. The Company's agreement with its commercial factors requires the factor's prior written consent to the payment by the Company of any cash dividends. See "Dividend Policy" and "Description of Securities--Common Stock."

    ARBITRARY OFFERING PRICE. The initial public offering price of the Shares will be determined by negotiation between the Company and the Representative and may not be indicative of the price at which the Shares will trade after the completion of the offering. Among the factors to be considered in such negotiations are (i) an assessment of the Company's future prospects, (ii) the experience of the Company's management, (iii) the current financial position of the Company, (iv) the prevailing conditions in the securities markets, including the market value of the publicly traded common stock of companies in similar industries, (v) the market conditions for new offerings of securities and (vi) the demand for similar securities of comparable companies. See "Underwriting."

    NO PRIOR MARKET FOR THE COMMON STOCK. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market therefore will develop or, if any such market develops, that it will be sustained. Accordingly, purchasers of the Shares may experience difficulty selling or otherwise disposing of their shares of Common Stock.

    POSSIBLE VOLATILITY OF STOCK. The market prices for securities of newly public companies have historically been highly volatile. Future announcements concerning the Company or its competitors, including operating results, technological innovations or new commercial products, government regulations, or foreign and other competition, could have a significant impact on the market price of the Common Stock. In addition, the stock markets in the United States have, from time to time, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. Such fluctuations could materially adversely affect the price of the Common Stock. See "Underwriting."

    NASDAQ ELIGIBILITY AND MAINTENANCE; POSSIBLE DELISTING OF SECURITIES FROM NASDAQ. In September 1991, the Commission approved rules that establish the currently effective criteria for initial and continued listing of securities on the Nasdaq SmallCap Market. Under such rules, for initial listing, a company must have at least $4,000,000 in total assets, at least $2,000,000 in shareholders' equity and a minimum bid price of $3.00 per share. For continued listing, a company must maintain at least $2,000,000 in total assets, at least $1,000,000 in shareholders' equity, and a minimum bid price of $1.00 per share.

    The Common Stock is expected to be eligible for initial listing on the Nasdaq SmallCap Market under these rules upon completion of this offering. However, in November 1996, the NASD proposed rules which revise the criteria for initial and continued listing on such market. Under the proposed rules, for initial listing, a company must have at least $4,000,000 net tangible assets, a minimum bid price of $4.00 per share, and a public float of at least $5,000,000. For continued listing, a company must maintain $2,000,000 in net tangible assets, a minimum bid price of $1.00, and a public float of at least $1,000,000.

    If the Company should experience losses from operations, it may be unable to maintain the standards for continued listing and the Common Stock could be subject to delisting from the Nasdaq SmallCap Market. Trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter market on the OTC Bulletin Board established for securities that do not meet the Nasdaq SmallCap Market listing requirements or in what are commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Shares.

    The Company proposes to make application for inclusion on the Nasdaq National Market. Currently, among other criteria, Nasdaq initial inclusion criteria require that the applicant have net tangible assets of $4,000,000 and net income and pre-tax earnings in two of the three last years of $400,000 and $750,000, respectively. The Company believes that it would meet these current initial inclusion criteria, however, these criteria are being amended by the Nasdaq Stock Market, Inc. to increase the required level of net tangible assets to $6,000,000, to eliminate the net income criterion and to increase the pre-tax earnings criterion to $1,000,000. In the event the Company's application to include the Common Stocks on the Nasdaq National Market is reviewed using the proposed criteria, there can be no assurance that such application will be approved. Accordingly, the Company has elected to file also for inclusion of the Common Stock on the Nasdaq SmallCap Market.

    RISK OF LOW-PRICED STOCKS In the event the Common Stock quoted on the Nasdaq SmallCap Market, were delisted from such market and no other exclusion from the definition of a "penny stock" under the Exchange Act were available, such securities would be subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as investors with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase, and must have received the purchaser's written consent to the transaction prior to sale. Consequently, such delisting, if it were to occur, could materially adversely affect the ability of broker-dealers to sell the Shares and the ability of purchasers in this offering to sell their Shares in the secondary market.

    ELIMINATION OF LIABILITY FOR DIRECTORS. The Company's Certificate of Incorporation limits the liability of a director of the Company to the Company and its shareholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the New Jersey Business Corporation Act ("NJBCA"). The NJBCA permits elimination of a directors' officers' and agents' personal liability for monetary damages for acts in good faith in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to a criminal proceeding, for which such persons had no reasonable cause to believe were unlawful. As a result of such provisions, the rights of Company shareholders to recover monetary damages from directors, officers, and agents of the Company for certain breaches of their fiduciary duties may be significantly limited. See "Management."

    PREFERRED STOCK; NJBCA; POSSIBLE ANTI-TAKEOVER EFFECTS. The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include, among other things, voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. At the date hereof, no shares of preferred stock are outstanding. The Company has no present plans for the issuance of any preferred stock. However, the issuance of any such preferred stock could materially adversely affect the rights of holders of Common Stock and, therefore, could reduce the value of the Common Stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict the Company's ability to merge with, or sell its assets to, a third party. The ability of the Board of Directors to issue preferred stock could discourage, delay or prevent a takeover of the Company, thereby preserving control of the Company by the current shareholders. The NJBCA restricts certain business combinations with an interested shareholder (typically a beneficial owner of 10% or more of the outstanding voting shares of the Company's capital stock, excluding certain persons) without meeting stringent conditions. This provision could discourage a third party from pursuing a takeover of the Company at a price considered attractive by many shareholders, since such provision could have the effect of delaying an acquiring party from gaining control of the Company and its Board of Directors. See "Description of Securities."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Shares offered hereby are estimated to be approximately $3,750,000 (approximately $3,967,000 if the Representative's over-allotment option is exercised in full) assuming an initial public offering price of $5.00 per share, after deducting Underwriters'discounts, commissions and expenses and the estimated expenses of the offering payable by the Company.

    The Company intends to utilize approximately $650,000 (17.3%) of the estimated net proceeds of this offering to repay the principal amount of, and accrued and unpaid interest on, the Notes issued by the Company in the Private Placement which notes bear interest at the rate of 10% per annum. The Notes mature on the closing of the offering made hereby. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

    The Company intends to utilize the remainder of the estimated net proceeds of this offering, approximately $3,100,000 (82.7%), for general corporate and working capital purposes, including maintaining inventory in finished camera products in the United States, leasehold improvements, developing new products and hiring personnel. The Company intends to utilize working capital to avoid the need to sell its receivables in order to reduce its dependence on a commercial factoring arrangement, which permits advances of up to 70% of purchased uncollected receivables at the rate of interest equal to 2.5% above the prime rate of interest plus commissions. Obligations under this facility are guaranteed by Jack C. Benun, formerly the President, Chief Executive Officer and a Director of the Company and currently a consultant to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

    The Company will not receive any of the proceeds from the sale of up to 100,000 shares of Common Stock by the Selling shareholder in the event the over-allotment option granted by her to the Representative is exercised.

    The Company intends to allocate the net proceeds from the sale of up to 50,000 shares of Common Stock sold by the Company upon the exercise of the over-allotment option for general corporate and working capital purposes.

    The foregoing represents the Company's best estimate of its allocation of the estimated net proceeds of the sale of the Shares based upon the Company's currently contemplated operations, the Company's business plan and current economic and industry conditions and is subject to reapportionment among the categories listed above or to new categories in response to, among other things, changes in its plans, economic and industry conditions, and future revenues and expenditures. The amount and timing of expenditures will vary depending on a number of factors, including changes in the Company's contemplated operations or business plan and changes in economic and industry conditions.

    Based on the Company's business plan, the Company believes that the net proceeds of this offering, together with funds generated by continuing operations, will be sufficient to permit the Company to conduct its operations
as currently contemplated for at least the next       months. Such belief is
based on, among other things, budgeted revenues from product sales and budgeted expenses, and there can be no assurance that such resources will be sufficient for such purpose. The Company may be required to raise substantial additional capital in the future in order to expand operations. In addition, contingencies may arise which may require the Company to obtain additional capital. There can be no assurance that the Company will be able to obtain such capital from any other sources, on a timely basis, on favorable terms or at all. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Pending utilization of the net proceeds of this offering, the Company intends to invest such net proceeds in short term interest bearing securities.

                                DIVIDEND POLICY

    The Company has never declared or paid, and in the forseeable future is not anticipated to declare or to pay, a dividend on the Common Stock. The Company expects that the Company's future earnings will be retained for expansion or development of the Company's business. Whether the Company will pay dividends on the Common Stock in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and surplus, the general financial condition of the Company, restrictive covenants in loan or other agreements to which the Company may become subject, and such other factors as the Board of Directors of the Company may deem relevant. The Company's agreement with its commercial factors requires the factor's prior written consent to the payment by the Company of any cash dividends. See "Description of Securities--Common Stock."

                                 CAPITALIZATION

    The following table sets forth the short term debt and capitalization of the Company at December 31, 1996 (i) on an historical basis, (ii) on a pro forma basis to reflect the Private Placement of the Notes and the Recapitalization and
(iii) on a pro forma as adjusted basis, to reflect repayment of the Notes and the Recapitalization and to give effect to the receipt and application by the Company of the estimated net proceeds from the sale of the Shares. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                           DECEMBER 31, 1996
                                                                                ---------------------------------------
                                                                                                           PRO FORMA,
                                                                                HISTORICAL   PRO FORMA   AS ADJUSTED(4)
                                                                                ----------  -----------  --------------
Long-term debt:
Notes payable, net of current portion.........................................  $   20,000     524,000    $     20,000
Notes payable, stockholder and related parties, net of current portion........     709,000     709,000         709,000
Capital deficiency:
Common stock, par value $.01.(2)(3)
  10,000,000 shares authorized,
  2,200,000 shares issued and outstanding--historical 2,210,000 shares issued and outstanding-pro forma and
  3,210,000 Shares issued and outstanding--pro forma, as adjusted.............      22,000      22,100          32,100
Class A common stock, par value $.01 per share, 500,000 authorized; none
  issued......................................................................      --          --             --
Preferred stock par value $1.00 per share; 1,000,000 shares authorized; none
  issued......................................................................                  --             --
Additional paid-in capital(1).................................................      28,000     173,000       3,913,900
(Accumulated Deficit).........................................................    (132,000)   (132,000)       (313,000)
Shareholders' Equity (capital deficiency).....................................     (82,000)     64,000       3,633,000

------------------------

(1) As adjusted to reflect the sale of $600,000 aggregate principal amount of Notes and warrants (the "Warrants") to purchase an aggregate of 60,000 shares of Common Stock for net proceeds of $120,000. Of the gross proceeds of such purchase, $96,000 has been allocated to the Warrants and reflected in capital for reporting and tax purposes.

(2) After giving effect to the Recapitalization of the Company pursuant to which a stock split effected as a stock dividend was made to the principal shareholders who have become the owners of 2,200,000 shares of Common Stock and 10,000 shares of Common Stock purchased by Bell & Howell. See "Business -- Bell & Howell License."

(3) Does not reflect the exercise of the Warrants or the exercise of options to purchase 161,000 shares of Common Stock which the Company has granted under the Plan prior to the date of this Prospectus. See "Management--1997 Long Term Incentive Plan."

(4) Gives effect to the sale of the Shares, at an assumed initial public offering price per Share of $5.00 and the application of the estimated net proceeds of ($3,750,000) as set forth herein in "Use of Proceeds." The deferred interest applicable to the Notes of $96,000 and the estimated expenses of the Private Placement ($85,000) will be charged to operations upon repayment of the Notes from the proceeds of this offering.

                                    DILUTION

    The pro forma net tangible book value (deficiency) of the Common Stock at December 31, 1996 was ($71,000) or $0.03 per share after giving effect to the Private Placement and the Recapitalization. Pro forma net tangible book value (deficiency) per share is determined by dividing the pro forma net tangible book value (deficiency) of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after December 31, 1996, other than to give effect to the sale of the 1,000,000 shares of Common Stock offered by the Company (at an assumed public offering price of $5.00 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds", the adjusted pro forma net tangible book value of the Company at December 31, 1996 would have been $3,583,000 or $1.12 per share. This represents an immediate increase in net tangible book value of $1.09 per share to existing shareholders and an immediate dilution of net tangible book value of $3.91 per share to new investors. The following table illustrates this dilution per share:

                                                                                 PER SHARE
                                                                           ----------------------
Assumed initial public offering..........................................              $    5.00
Pro forma net tangible book value as of December 31, 1996................  $   (0.03)
Increase in net tangible book value to the existing stockholders.........  $    1.12
As adjusted pro forma net tangible book value after the offering.........              $    1.09
Dilution to new investors................................................              $    3.91

    The following table sets forth, as of December 31, 1996, the number of shares of Common Stock purchased from the Company, the percentage of total shares of Common Stock purchased, the total consideration paid, the percentage of total consideration paid and the average price per share of Common Stock paid by the investors in this offering and the current shareholders of the Company:

                                        SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                     -----------------------  -------------------------      PER
                                       NUMBER      PERCENT       AMOUNT       PERCENT       SHARE
                                     ----------  -----------  ------------  -----------  -----------
Existing Shareholders..............   2,210,000        68.8%  $     50,000(1)        0.9%  $    0.02
New Investors......................   1,000,000        31.2%  $  5,000,000        99.1%   $    5.00
                                     ----------         ---   ------------         ---
Total..............................   3,210,000         100%  $  5,050,000         100%
                                     ----------         ---   ------------         ---
                                     ----------         ---   ------------         ---

------------------------

(1) Consideration does not include a $50,000 deferred charge representing the issuance of 10,000 shares of Common Stock to Bell & Howell in consideration of modification and extension of it's licensing agreement with the Company at $0.01 per share computed at $5.00 per share See "Business -- Bell & Howell License."

    At April 3, 1997, there were outstanding options for 161,000 shares of Common Stock at an exercise price per share of $1.50 under the Plan and 60,000 warrants which are exercisable for shares of Common Stock (which number excludes the issuance of the Representative's Warrants to purchase 100,000 shares of Common Stock), at a weighted average conversion price or exercise price as applicable of $1.64 per share. To the extent these securities or additional securities issued after the date hereof at conversion or exercise prices below the initial public offering price per Share are exercised, there will be further dilution to new investors. See "Risk Factors," "Capitalization," and Note B(10) of "Notes To Consolidated Financial Statements."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected statement of operations data for the period from June 21, 1995 (inception) through June 30, 1996 and the six month period ended December 31, 1996, and the historical selected balance sheet data at June 30, 1996 and December 31, 1996 are derived from the Consolidated Financial Statements of the Company and Notes thereto included elsewhere herein; such Consolidated Financial Statements were audited by Richard A. Eisner & Company, LLP, independent auditors for the Company. The selected statement of operations data for the six months ended December 31, 1995 is derived from the unaudited Consolidated Financial Statements of the Company and the Notes thereto, which have been prepared on a basis consistent with the audited Consolidated Financial Statements of the Company and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for any interim period are not necessarily indicative of results to be expected for the entire year.. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

STATEMENTS OF OPERATIONS DATA:

                                                                             FROM
                                                                         JUNE 21,1995        SIX-MONTHS ENDED
                                                                          (INCEPTION)          DECEMBER 31
                                                                            THROUGH     --------------------------
                                                                         JUNE 30, 1996      1995          1996
                                                                         -------------  ------------  ------------
Net sales..............................................................   $ 1,166,000   $    332,000  $  7,619,000
Cost of goods sold.....................................................       976,000        315,000     5,835,000
                                                                         -------------  ------------  ------------
Gross profit...........................................................       190,000         17,000     1,784,000
Selling expenses.......................................................       281,000         35,000       397,000
General and administrative expenses....................................       544,000        161,000       601,000
Operating expenses.....................................................       825,000        196,000       998,000
                                                                         -------------  ------------  ------------
Operating income (loss)................................................      (635,000)      (179,000)      786,000
Other expense, net.....................................................      (164,000)       (81,000)      (61,000)
                                                                         -------------  ------------  ------------
Income (loss) before income taxes and minority interest................      (799,000)      (260,000)      725,000
Provision for income taxes.............................................       --             --             40,000
Minority interest......................................................       --             --             18,000
Net income (loss)......................................................      (799,000)      (260,000)      667,000
                                                                         -------------  ------------  ------------
                                                                         -------------  ------------  ------------
Net income.............................................................                                    667,000
Pro forma executive compensation.......................................                                   (190,000)
Pro forma net income(1)................................................                                    477,000
                                                                                                      ------------
                                                                                                      ------------
Net income (loss) per share............................................   $     (0.34)  $      (0.11) $       0.20
Weighted average shares of common stock and equivalents(1).............     2,349,000      2,349,000     2,349,000

------------------------

(1) The pro forma income statement data reflects an adjustment to the historical income statement data assuming the Company had paid compensation to its chief executive officer during the six month period ended December 31, 1996.

(2) Net Income (loss) per share of Common Stock is based on the weighted average number of shares outstanding during each period, as modified in accordance with the rules of the Commission. Under these rules, the weighted average number of shares outstanding during each period includes options and warrants issued during the 12 month period preceding the date of the initial filing of the Registration Statement of which the Prospectus forms a part, computed using the treasury stock method as if the Shares issuable upon the exercise of such options and warrants were outstanding for all periods.

BALANCE SHEET DATA:

                                                                                            DECEMBER 31, 1996
                                                                         JUNE 30, 1996  --------------------------
                                                                          HISTORICAL     HISTORICAL   PRO FORMA(1)
                                                                         -------------  ------------  ------------
Cash...................................................................   $    10,000   $    171,000   $  686,000
Working capital (deficiency)...........................................       (31,000)       507,000    1,022,000
Total assets...........................................................     1,115,000      1,611,000    2,261.000
Notes payable, net of current portion..................................        12,000         20,000      524,000
Notes payable, stockholder and other related parties, net of current
  portion..............................................................       818,000        709,000      709,000
Accumulated deficit....................................................      (799,000)      (132,000)    (132,000)
Shareholders' Equity (capital deficiency)..............................      (749,000)       (82,000)      64,000

------------------------

(1) Gives effect to the sale in the Private Placement of the Notes in the aggregate principal amount of $600,000 repayable from the proceeds of this offering, and the allocation to capital of the portion of proceeds of such sale, $96,000, attributable to the Warrants issued to the purchasers of the Notes in the Private Placement.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

GENERAL

    The Company is engaged in the design, development, importation, and wholesale distribution of cameras and other photographic products primarily in the United States. The Company's products, which have been designed to have pricing and features with mass consumer appeal, are marketed by the Company to
(i) leading mass merchandisers, including Wal-Mart, Sears, Hills', and HSN, and
(ii) private label customers, such as Albertson's.

    During the six months ended December 31, 1996,, Wal-Mart represented approximately 75% of net sales. None of the Company's customers has entered into any long-term minimum purchase agreements with the Company.

    The following table, sets forth, for the periods indicated, Statement of Operations data expressed as a percentage of net sales represented by the following expense and earnings (loss) items:

                                                                                                       SIX MONTHS ENDED
                                                                                     JUNE 21, 1995
                                                                                      (INCEPTION)        DECEMBER 31,
                                                                                        THROUGH      --------------------
                                                                                     JUNE 30,1996      1995       1996
                                                                                    ---------------  ---------  ---------
Net sales.........................................................................         100.0%        100.0%     100.0%
Cost of goods sold................................................................          83.7          94.9       76.6
                                                                                           -----     ---------  ---------
Gross profit......................................................................          16.3           5.1       23.4
Operating expenses................................................................          70.8          59.0       13.1
                                                                                           -----     ---------  ---------
Income (loss) from operations.....................................................         (54.5)        (53.9)      10.3
Financing expense.................................................................          (9.5)        (12.7)      (1.1)
Other income (expense) net........................................................          (4.5)        (11.7)       0.3
                                                                                           -----     ---------  ---------
Income before provision for income taxes and minority interest....................         (68.5)        (78.3)       9.5
Provision for income taxes........................................................            --            --        0.5
                                                                                           -----     ---------  ---------
Net income (loss) before minority interest........................................            --            --        9.0
Minority interest.................................................................            --            --        0.2
                                                                                           -----     ---------  ---------
Net income (loss).................................................................         (68.5)        (78.3)       8.8
                                                                                           -----     ---------  ---------
                                                                                           -----     ---------  ---------
Net income........................................................................                                    8.8
Pro forma executive compensation..................................................                                    2.5
                                                                                                                ---------
Pro forma net income..............................................................                                    6.3
                                                                                                                ---------
                                                                                                                ---------

RESULTS OF OPERATIONS

    JUNE 21, 1995 (INCEPTION) THROUGH JUNE 30, 1996

    NET SALES. Net sales of the Company were $1,166,000 in the period from inception to June 30, 1996. These revenues resulted from shipments to customers, primarily in the United States. The Company commenced shipping its products at the end of the three months ended September 30, 1995. Approximately 40% of net sales were attributable to sales to its largest customer, Wal-Mart, in this period. Gross margin, expressed as a percentage of sales, was 16.3% for the year ended June 30, 1996.

    OPERATING EXPENSES. Operating expenses consisting of selling expenses of $281,000 and general and administrative expenses of $544,000, together, constituted 70.8% of net sales for the year ended June 30, 1996, reflecting the costs of commencing the operations of the Company.

    FINANCING EXPENSES. Interest costs required to finance inventory and accounts receivable levels totalled $111,000, or 9.5% of net sales, during such period. During this period, the Company lost $86,000 from sales of marketable securities.

    Primarily as a result of the costs relating to the commencement of the operations of the Company. and low gross margins on products sold, the Company lost $799,000 during the period from June 21, 1995 (inception) through June 30, 1996.

    SIX MONTHS ENDED JUNE 30, 1996 AND 1995

    NET SALES. Net sales increased by $7,287,000, or approximately 2195%, to $7,619,000 for the six months ended December 31, 1996, as compared to $332,000 for the six months ended December 31, 1995. Such increase in sales was primarily attributable to significant increases in the Company's customer base and the marketing by the Company of additional products added to the Company's product portfolio subsequent to December 31, 1995.

    COST OF GOODS SOLD. Cost of goods sold for the six months ended December 31, 1996 was $5,835,000, representing 76.6% of sales during such period, as compared to $315,000, representing 94.9% of sales, during the six months ended December 31, 1995. The increase in the cost of goods sold is attributable to increases in sales during the six month period ended December 31, 1996 over the comparable period in 1995, while the decrease in cost of goods sold as a percentage of sales during this period in 1996 over the comparable period in 1995 is attributable to economies of scale as a result of increased volume purchases at lower effective prices by the Company during such period and a more profitable mix of products therefore increasing gross margins.

    OPERATING EXPENSES. Operating expenses increased by $802,000, or approximately 409.2%, to $998,000 ($1,188,000 on a pro forma basis) for the six months ended December 31, 1996, as compared to $196,000 for the six months ended December 31, 1995. Such increase is primarily attributable to, among other things, an increase in net sales.

    INCOME (LOSS) FROM OPERATIONS. Income from operations increased by $965,000, to $786,000 ($596,000 on a pro forma basis) or approximately 548.3% for the six months ended December 31, 1996, as compared to a loss from operations of $179,000 for the six months ended December 31, 1995. Such increase is attributable to (i) the increase in net sales described above, (ii) a decrease in cost of sales as a percentage of sales and (iii) decreases in operating expenses as a percentage of net sales in such period in 1996 as compared to such period in 1995.

    FINANCING INCOME (EXPENSE), NET. Financing expenses, increased by $45,000, or approximately 107.1%, to $87,000 for the six months ended December 31, 1996, from $42,000 for the six months ended December 31, 1995. Such increase is primarily attributable to increased utilization of factoring of receivables.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had working capital (deficit) of $$507,000 and ($31,000) at December 31, 1996 and June 30, 1996, respectively. Since inception, the Company has been dependent on short-term financing from credit facilities in order to satisfy its working capital requirements. The Company has experienced difficulties in obtaining sufficient credit to satisfy its working capital requirements and has been forced to accept financing on terms which the Company believes to be unfavorable. As a result of such limited working capital, the Company's operations and growth have been limited.

    OPERATING ACTIVITIES.

    For the six months ended December 31, 1996 and 1995, net cash provided by (used in) operating activities was approximately $593,000 and ($499,000), respectively, and net income (loss) was approximately $667,000 and ($260,000), respectively. The primary changes in the Company's working capital from December 31, 1995 to December 31, 1996 were: (A)(i) an increase in cash and cash equivalents by $111,000, or approximately 185%, to $171,000 at December 31, 1996, as compared to $60,000 at December 31, 1995; (ii) an increase in trade receivables by approximately $14,000, or 127%, to $25,000, at December 31, 1996, as compared to $11,000, at December 31, 1995; (iii) an increase in the balance due from the factor by approximately $46,000, or 45%, to $147,000 at December 31, 1996, as compared to $101,000 at December 31, 1995; (iv) an increase in inventories by approximately $586,000, or 234%, to $836,000 at December 31, 1996, as compared to $250,000 at December 31, 1995; (v) a decrease in prepaid expenses and other current Assets by approximately $16,000, or 18.60%, to $70,000 at December 31, 1996, as compared to $86,000 at December 31, 1995; (vi) a decrease in the loans receivable from others by approximately $86,000 or 29.5% to $204,000 at December 31, 1996 offset by (B) (i) an increase in current maturities of long-term loans by approximately $14,000 as a result of borrowing for equipment purchases as compared to -0- at December 31, 1995; (ii) an increase in trade payables, and accrued expenses by approximately $704,000 or 393.2% to $883,000 at December 31, 1996, as compared to $179,000 at December 31, 1995 and (iii) an increase in income taxes payable by approximately $40,000 at December 31, 1996, as compared to $-0- at December 31, 1995, (iv) a decrease in the current portion of the notes payable to shareholders to approximately $736,000 at December 31, 1995 as compared to $82,000 at December 31, 1996, (v) an increase in the loan from officer of $9,000 at December 31, 1996 as compared to zero at December 31, 1995.

    INVESTMENT ACTIVITIES. Investment activities during the six months ended December 31, 1996 and 1995 were comprised primarily of (i) purchases by the Company of fixed assets for $38,000 and $24,000, respectively, (ii) net loans to the Chief Executive Officer of the Company for $156,000 and $290,000, respectively and (iii) purchases of marketable securities for $133,000 and $986,000.

    FINANCING ACTIVITIES. For the six months ended December 31, 1996 and December 31, 1995, net cash provided by (used in) financing activities was ($239,000) and $1,099,000, respectively, the activity was principally comprised of loans made by shareholders to the Company which were subsequently repaid, the issuance of 2,200,000 shares of common stock par value $.01 for $50,000 and proceeds received from another note payable for $100,000.

    The Company has a financing arrangement with Rosenthal & Rosenthal, Inc., commercial factors, under which the Company sells its receivables without recourse to the factor and may borrow up to 70% of the face amount of the receivables accepted for sale in advance of collection. Borrowings bear interest at 2 1/2% above the prime rate of The Chase Manhattan Bank N.A. In addition, the factor receives a commission of 1.125% of the invoice of each receivable accepted for sale and at higher surcharge rates (ranging from 1% to 2 1/2%) on the receivables of certain less creditworthy customer. All advances against receivables are secured by a lien on the Company's inventory and are guaranteed by Mr. Benun. Recently, the factor has allowed advances of up to 75% of aggregate receivables purchased. In practice, the Company has found that the factor has been unwilling to approve new customer accounts on a timely basis or to factor large single customer orders at the full advance percentage. This has inhibited the Company from expanding sales. It is seeking more liberal credit terms from its factors. The Company intends to use a portion of the estimated net proceeds of this offering to reduce its dependence on its commercial factor.

    Jazz HK currently has an agreement for credit facility with the Hong Kong--Shanghai Bank under which the bank has agreed to purchase negotiable documentary letters of credit in amounts of up to $775,000 drawn to the Company from its customers upon shipment of product FOB Hong Kong. The bank discounts the letters of credit at a rate of 8 1/2% per annum. This credit facility is guaranteed by Mr. Benun and Ms. Szeto, Managing Director of Jazz HK.

    The Company generally ships its products on the basis of customer purchase orders which generally are not received by the Company until immediately prior to the customer's required shipment date. The Company is often required to make payments to vendors and contract manufacturers significantly prior to the time it receives payments from its customers, and must maintain substantial inventory in the case of sales FOB New Jersey. As a result of such timing differences, the Company's working capital may be adversely affected, thereby limiting the Company's ability to continue its expansion plans. See "Risk Factors--Potential Fluctuations in Operating Results; Management of Working Capital."

    Based on the Company's business plan, the Company believes that the net proceeds of this offering, together with funds generated by continuing operations, will be sufficient to permit the Company to conduct its operations as currently contemplated for at least the next 18 months. Such belief is based on, among other things, budgeted revenues from product sales and budgeted expenses; but, there can be no assurance that such resources will be sufficient for such purpose. The Company may be required to raise substantial additional capital in the future in order to expand operations. In addition, contingencies may arise which may require the Company to obtain additional capital. There can be no assurance that the Company will be able to obtain such capital from any other sources on favorable terms or at all. See "Capitalization."

                                    BUSINESS

GENERAL

    The Company is engaged in the design, development, importation, and wholesale distribution of cameras and other photographic products primarily in the United States. The Company's products, which have been designed to have pricing and features with mass consumer appeal, are marketed by the Company to
(i) leading mass merchandisers, including Wal-Mart, Sears, Hills', and HSN and
(ii) private label customers, such as Albertson's.

    The Company's current product offerings consist of (i) single use and promotionally priced 35mm cameras marketed under the Company's JAZZ-TM- brand name and a number of private labels, (ii) higher priced multiple featured 35mm cameras marketed under the Bell + Howell-Registered Trademark- trademark, pursuant to an exclusive agreement with Bell & Howell Company ("Bell & Howell") renewable through 2007 (iii) a newly-introduced family of cameras utilizing the APS format, and (iv) photographic accessories, including vinyl and leather pouches and carrying cases, for its cameras marketed under the JAZZ-TM- brand name and a number of private labels. Each of the Company's products is manufactured by the Company's contract manufacturers in the PRC and has been designed in accordance with Company specifications.

    The Company has experienced substantial growth since inception with net sales and net income (loss) increasing from $332,000 and ($279,000) respectively, for the six months ended December 31, 1995 to $7,619,000 and $725,000, respectively, for the six months ended December 31, 1997. After taking account of the pro forma effect of executive compensation during the six months ended December 31, 1996, net income would have been $477,000.

    The Company conducts its operations directly and through its subsidiaries, Jazz HK and Jazz Photo Canada Corp. ("Jazz Canada"). In the United States, the Company primarily conducts marketing, sales, and administrative activities. The Company manages its contract manufacturing and product design and engineering activities, as well as its product and component inspection, quality control, and shipping activities, through Jazz HK, located in Hong Kong. The Company markets and sells its products in Canada through Jazz Canada. During the six months ended December 31, 1996, substantially all of the Company's sales were made to customers in the United States.

BUSINESS STRATEGY

    The United States market for consumer photographic products currently is estimated by industry sources to be in excess of $12.5 billion. The single use segment of the camera market has continued to grow at more than 15% per year in unit sales since introduction. The Company's products are designed specifically to target the single use segment within such market, which includes newly introduced APS cameras and conventional 35mm cameras. Industry sources have estimated that the APS segment will grow by 10% to 20% per year and will represent as much as 25% of the consumer photographic market by the year 2000.

    The Company believes that it is in an advantageous position to capitalize on the anticipated growth in its segment of the consumer photographic market for the following reasons:

    - SEASONED TEAM OF MARKETING PROFESSIONALS. The Company has a seasoned team of marketing professionals with substantial experience in the development and marketing of mass merchandised cameras at price points and with features that have effectively penetrated the consumer camera market;

    - STRATEGIC PARTNERSHIPS. The Company has developed a number of strategic partnerships with contract manufacturers which produce quality products in accordance with the Company's timing requirements and at competitive prices; and

    - RELATIONSHIPS WITH LARGE CUSTOMERS. The Company has developed relationships with large customers, which have significantly reduced the cost of maintaining inventory domestically for the United States market.

    The Company's business strategy is to continue to market its product lines to mass merchandisers at pricing and with features that have mass consumer appeal in order to increase its market share. Although there can be no assurance thereof, the Company believes that its excellent relationships with its contract manufacturers, the broad line of products it offers and the wide consumer recognition of the Bell & Howell name should permit growth while maintaining profit margins.

PRODUCTS

    The Company's current product offerings consist of (i) single use and promotionally priced 35mm cameras, (ii) higher priced multiple featured 35mm cameras marketed under the Bell + Howell-Registered Trademark- trademark, pursuant to an exclusive worldwide licensing agreement with Bell & Howell renewable through 2007, (iii) a newly-introduced family of cameras utilizing the APS format, and (iv) photographic accessories for its cameras marketed under the JAZZ-TM- brand name and a number of private labels. Each of the Company's products is manufactured by the Company's contract manufacturers in the PRC and has been designed in accordance with Company specifications. See "Business--Contract Manufacturing; Quality Assurance."

    SINGLE USE AND PROMOTIONALLY PRICED 35MM CAMERAS. The Company's single use cameras are made from new or recycled shells and are the lowest priced cameras offered by the Company. Each of such cameras, except for outdoor-only models, include integrated electronic flash units and are priced at between $1.99 and $8.95 per unit for sale to retailers. Such cameras are marketed under the Company's JAZZ-TM- brand name and a number of private labels.

    Multiple Featured 35mm Bell + Howell-Registered Trademark- Cameras. Pursuant to an exclusive trademark licensing agreement with Bell & Howell renewable through 2007, the Company markets higher priced multiple featured 35mm cameras for sale under the Bell + Howell-Registered Trademark- trademark. Such cameras feature, depending on the model and price, motorized film drives, auto-focus, automatic film loading, red eye reduction, large view finders, macro close-up, and self -timing. The Company is currently adding to its Bell + Howell-Registered Trademark- line cameras with 2:1 and 3:1 power zoom at wholesale prices of between $70 and $145 per unit to retailers. See "Business--Bell & Howell License."

    APS CAMERAS. The Company is currently expanding its single use and promotionally priced 35 mm cameras by developing models which utilize the APS format. The APS film and camera technology was introduced by a consortium of major film and camera manufacturers in 1996. The system enables a single use camera using standard APS film to take high resolution and panoramic as well as conventional photographs. APS cameras have the capacity to record on the developed print data about the physical environment in which the film was exposed, as well as messages selected by the user.

    PHOTOGRAPHIC ACCESSORIES. The Company also distributes other photographic accessories and packaged camera kits which include batteries and film manufactured by Eastman Kodak Company as well as vinyl and leather pouches and carrying cases.

BELL & HOWELL LICENSE

    The Company has entered into a trademark licensing agreement with Bell & Howell, renewable through December 31, 2007, under which the Company is authorized as exclusive distributor to market and sell cameras bearing the Bell + Howell-Registered Trademark- trademark worldwide. One year prior to the expiration of the initial term at year end 2002, the Company is required to exercise its renewal option. The channels of distribution for these cameras, the models sold and the production facilities for the cameras are subject to approval by the licensor. Under the terms of the licensing agreement, the Company is required to pay the licensor a royalty of 3% of gross revenues, as defined. To maintain the license, the Company is required to make minimum royalty payments of $300,000 for the year 2000 and $350,000 for the year 2001 and a minimum annual royalty payment of $400,000 for each of the remaining years of the Agreement. In addition, Bell & Howell may terminate its agreement with the Company if the Company fails to achieve 15% year to year growth in royalty payments or if Mr. Benun ceases to be associated with the Company. In connection with the extension and modification of the agreement with Bell & Howell in March 1997, the Company agreed to sell 10,000 shares of common stock to Bell & Howell for nominal consideration.

    The Company believes that the wide consumer recognition of the name Bell + Howell-Registered Trademark- brand name and its association with high quality camera products has materially enhanced the marketing of the Company's products.

CONTRACT MANUFACTURING; QUALITY ASSURANCE

    All of the Company's cameras are produced by its contract manufacturers in accordance with Company specifications. The Company currently purchases product made to its specifications from four major contract manufacturers headquartered in Hong Kong and Taiwan with production facilities in the PRC. The Company believes it is not dependent on any single manufacturer for the production of its products.

    Except for molds held at one contract manufacturer in the PRC, the Company does not own any of the molds, tooling, or equipment for the manufacture of its cameras or for their components. Except for film which the Company sometimes procures for delivery to its contractors, the Company's contractors purchase required components from many non-affiliated suppliers. The Company does not maintain any parts inventory for delivery to its contractors. The Company believes that its contract manufacturers are not dependent on any one or more suppliers for such components and that they could find alternate sources on short notice and at prices competitive with those they currently pay. Through Jazz HK, the Company assists its manufacturers in identifying, and in some cases negotiating for, components. The Company is constantly seeking alternate sources of supply for its camera components at prices competitive with those its manufacturers pay.

    The Company requires its contract manufacturers to maintain vigorous quality control operations which include inspection and testing at various stages of production of its camera products. Quality control procedures include, without limitation, testing of components and raw materials when purchased or produced, testing during the manufacturing process and final quality control testing of the finished product by independent engineering firms hired by Jazz HK. The Company's terms with most of its United States customers include the right to return defective merchandise for credit. The Company experiences returns of approximately 2%, which the Company believes is better than the industry average and is a result of its quality control programs.

    The Company plans to use a portion of the proceeds of this offering to finance additional finished goods inventory to be maintained in the United States.. See "Use of Proceeds."

PRODUCTION SCHEDULING AND SHIPPING; CUSTOMERS' TERMS OF PURCHASE

    Production schedules are determined by the Company on the basis of anticipated United States sales and orders placed by the Company's large customers. Because of the distance its product must travel, the Company must initiate its overseas production from six to twelve weeks prior to receiving the finished product in the United States depending on the model and quantities. Production schedules for United States sales are determined in accordance with preliminary orders as well as the Company's evaluation of demand for its product. These schedules are updated regularly on the basis of additional information received from customers concerning changes in their anticipated needs for Company products. Often, written orders are not received by the Company until immediately prior to the customer's desired shipment date. The amount of unfilled orders at a particular time is affected by a number of factors, including the placement of firm orders, seasonal fluctuations and schedule of manufacturing and shipping of product. Accordingly, the amount of unfilled orders from period to period is not necessarily meaningful, and may not be indicative of actual shipments to be made in any future period. At December 31, 1996, the Company had unfilled written orders of approximately $2.2 Million.

    The Company often must make substantial advance commitments to its contract manufacturers ranging from one to three months prior to the receipt of firm orders from the Company's customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and

Capital Resources." Many of these early commitments are subject to change with respect to number, assortment or delivery dates. Generally, manufacturers require a payment of 30% of the purchase price upon placement of the order and the balance upon delivery, and in several cases, three weeks prior thereto. Where the Company has been able to do so, it has made delivery FOB Hong Kong to avoid, to the extent possible, the minimum four weeks time for shipment by sea on deliveries to United States customers, prior to delivery to customers FOB New Jersey. On occasion, to meet required deliveries on recently purchased product, the FOB New Jersey, the Company has been forced to airship product to the United States at significantly increased freight cost. Terms to customers are generally net 30 days, except on large single customer orders where the Company has negotiated better terms in exchange for volume discounts. Where necessary in order to fill key orders, the Company has shipped product to the United States by air at substantially increased cost.

    Substantially, all Company products sold by the Company to its large United States customers are currently sold FOB Hong Kong. The Company holds inventory for United States sales at its New Jersey warehouse. See "Business--Property and Equipment."

PRODUCT DESIGN AND ADVERTISING

    The Company's products are developed, designed and engineered in Hong Kong and Taiwan by product engineers and technicians employed by its contract manufacturers. The Company also designs and contracts the production of packaging styles and materials for, and makes cosmetic revisions to, all camera models in accordance with the orders of specific customers.

    To date, the Company has not expended significant amounts on advertising and marketing and does not anticipate any significant expenditures in the foreseeable future. Except for occasional one time agreements for advertising allowances on very large orders, a small amount of direct advertising in the trade press and attendance at annual industry trade shows, the Company engages in a limited amount of advertising.

COMPETITION

    The consumer photographic products market is highly competitive and requires substantial capital. The Company competes with, and will compete with, numerous international and regional companies, many of which have significantly larger operations and greater financial, marketing, human, and other resources than the Company. No assurance can be given that the Company will successfully compete in any market in which it conducts or may conduct operations.

    The Company considers Concord Camera Corp. and Unique Photo Products to be its primary competitors in the United States for its single use 35 mm and APS cameras, as well as several small Taiwanese and Hong Kong camera companies. With respect to its reusable camera business, the Company considers Seattle Film Works, Vivitar, Ansco Photo Products, and Concord Camera Corp. to be its primary competitors. The Company's higher priced multifeatured cameras compete with the cameras of very large established manufacturers with brand names such as Nikon, Olympus, and Yashica.

EMPLOYEES

    As of December 31, 1996, the Company had 11 employees working in the United States. Of these employees, eight worked in executive, administrative or clerical capacities, two worked in merchandising and sales, and one in warehousing facilities. None of the Company's employees is represented by a union. The Company considers its working relationship with its employees to be satisfactory and has never experienced any interruption in its operations due to any kind of labor dispute. See also "Management-- Employment Agreements and Consulting Arrangements."

    As of December 31, 1996, Jazz HK had two full-time employees, each working in Hong Kong and both of whom work in executive, administrative or clerical capacities. The Company has entered into an employment agreement with Ms. Jessie Szeto, Managing Director of Jazz HK. See "Management-- Employment Agreement and Consulting Arrangements."

IMPORT RESTRICTIONS AND FOREIGN TAXES

    The importation of camera products into the United States and in other jurisdictions in which the Company's products are sold is subject to numerous risks including non-Company related labor strikes and shipping delays, fluctuation in currency exchange rates and import duties. There is no assurance that the United States, the PRC, Hong Kong, or such other governments will not in the future impose trade restrictions which could adversely affect the Company's operations. Jazz HK will pay a Hong Kong income tax on profits, if any, for the year ending December 31, 1997. Currently, there is a 1.2% duty on imports to the United States, but there are no United States import quotas imposed on the type of products manufactured and distributed by the Company. There can be no assurance, however, that such quotas, taxes or additional or greater taxes or duties will not be imposed in the future.

POSSIBLE UNITED STATES TAXATION OF FOREIGN EARNINGS

    The Company's Hong Kong subsidiary, Jazz HK, is a controlled foreign corporation ("CFC") for United States tax purposes. Under certain circumstances, the United States shareholder of a CFC may be required to include some portion or all of the CFC's earnings in its own taxable income currently as if the CFC had distributed those earnings to the shareholder as a dividend. The inclusion of the subsidiary's earnings in the Company's taxable income depends on whether the income of the CFC consists of certain categories of income which are enumerated in several provisions of the Internal Revenue Code of 1986 (the "Code"), as amended, as well as on the absence of adverse tax legislation in the future. Although the Company believes it will be able to defer the current income from the CFC in accordance with current tax laws, there can be no assurance that the Company will be able to defer United States taxation of all or some of its subsidiary's income in the future.

    The United States Company would be taxed currently on Jazz HK's "foreign base company income" if such income were equal to or greater than $1,000,000 or 5% of such subsidiary's gross income. "Foreign base company income" is defined to include income derived from certain types of activities, including, "foreign personal holding company income" and "foreign base company sales income." The Company does not anticipate that Jazz HK will earn foreign base company sales income to the extent that its earnings are attributable to selling activities as opposed to manufacturing or production activity. Although the Company cannot foreclose the possibility that Jazz HK may have some foreign base company sales income in the future, the Company believes that even if it has such income, the income will not be a large percentage of its total income.

    Another provision of the Code would tax the Company currently if Jazz HK makes investments in United States property. An investment in United States property includes, among other things, ownership of tangible property in the United States or stock or obligations of United States persons or a guarantee of an obligation of a United States person. There is an exception to the rule regarding obligations of United States persons for obligations arising in connection with the sale of property if the amount of the obligation is not commercially excessive in terms of what would have been needed to carry on the sales activity between unrelated persons. The Company does not believe that its obligations to Jazz HK arising from such sale of the subsidiary's products will be in an amount or on terms such as would cause such obligations to be deemed commercially excessive, and it will attempt to secure its necessary financing without requiring Jazz HK to guarantee such debt.

    If Jazz HK's earnings are taxed to the Company as deemed dividends from the subsidiary, prior to the time that the earnings actually are remitted to the Company as dividends, the Company can claim a foreign tax credit on the deemed dividends just as if actual dividends had been paid. If and to the extent that the Company is subject to United States tax for any portion of Jazz HK's earnings, Jazz HK may dividend an amount equal to such previously taxed earnings without additional tax consequences to the Company.

    In the event that Jazz HK pays dividends to the Company, the dividends will constitute taxable income to the Company. However, the Company will be entitled to a foreign tax credit to the extent that the dividend earnings already have been subject to an income tax in Hong Kong. The Company does not intend in the foreseeable future to declare dividends on Jazz HK's ordinary shares.

TRADEMARKS AND PATENTS

    The Company has made application to the Commissioner of Patents and Trademarks for registration of the trademark JAZZ -TM- for cameras and related photographic equipment in the United States.

PROPERTY AND EQUIPMENT

    The Company currently does not own any real property and leases its required facilities.

    The Company has entered a five year lease for combined office and warehouse space of approximately 23,000 square feet in Carteret, New Jersey for a monthly rental of $8,663 in the first year, to be increased to $11,455 in the fifth year, plus an operating allowance payable to the landlord of $2,887.50 per month in the first year to be increased based on the landlord's future operating expenses. The Company took occupancy of its new premises on April 1, 1997.

    Jazz HK leases office space in Hong Kong at a rental rate of approximately $710 per month. Such sublease terminates in August 1997.

    The Company believes it will have sufficient space in the United States and Hong Kong to conduct its operations currently and as it anticipates conducting them in the foreseeable future. Although the Company believes it could obtain additional space if needed on short notice, there can be no assurance that such space will be available at comparable prices to what the Company currently pays, if at all.

    The Company does not own or lease any material equipment for use in its business.

LEGAL PROCEEDINGS

    The Company is not currently a party to any material litigation nor, to the knowledge of the Company, is any such material litigation threatened or contemplated.

                                   MANAGEMENT

    The following table sets forth certain information concerning the executive officers (including a former executive officer) and a key consultant and Directors (including a Director designate and a former Director) of the Company.

EXECUTIVE OFFICERS, DIRECTORS, AND CONSULTANT

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

Roger F. Lorenzini...................................          61   President,Chief Executive Officer and a Director

James Carfagno, Sr...................................          64   Executive Vice President, Direct Mail Sales

Jeffrey G. Burkard...................................          37   Vice President, Operations

Jerrold Cohen........................................          43   Vice President, Sales and Marketing

Jessie Szeto Suk Yee.................................          30   Managing Director of Jazz HK

Elie Housman(1)......................................          60   Director Designate

Henry A. D'Ambrosio..................................          51   Director

David Mizrahi........................................          54   Director

Jack C. Benun(2).....................................          45   Principal Consultant

------------------------

(1) Mr. Housman has agreed to become a Director of the Company upon the completion of this offering.

(2) Mr. Benun, formerly President, Chief Executive Officer and a Director of the Company, currently is the principal consultant to the Company through his wholly-owned consulting company, JCB Consultants, Inc. See "Consulting Arrangements."

    Directors of the Company hold office until the next annual meeting of shareholders and until their successors are elected and qualified. Officers of the Company serve at the discretion of the Board of Directors, subject to the terms of their agreements with the Company. See "Employment Agreements."

    The Board of Directors is currently composed of three directors, two of whom are non-management directors. An additional non-management director will join the Board upon completion of the offering. Directors of the Company currently do not receive compensation for serving as such. Non-management Directors are reimbursed for reasonable expenses. The Company has agreed that for a period of three years following the closing of the offering made hereby, the Representative may designate an observer to attend all meetings of the Board of Directors. See "Underwriting." The Company has made application to purchase officers' and directors' liability insurance in the amount of $2 million.

    The following is a summary of the principal occupations and employments of each of the Directors and executive officers and of a former officer and a designated Director named above.

    ROGER F. LORENZINI is the President, Chief Executive Officer and a Director of the Company and has served as such since April 1, 1997. Mr. Lorenzini has held various positions at Minnesota Mining & Manufacturing Company ("3M") for more than twenty years, most recently as the Business Director of the Photo Color Systems Division in which position he directly supervised sales and marketing operations and coordinated technical service, quality functions and United States manufacturing. He also chaired the United States Management Committee and sat on the Global Operating Committee of that division when requested. In June 1996, he commenced employment with Imation Corporation ("Imation"), composed of former subsidiaries of 3M engaged in film manufacturing. Mr. Lorenzini and the Company have agreed with Imation that Mr. Lorenzini will not personally solicit sales of single use cameras from specified customer accounts of Imation for a two-year period following the termination of his employment with Imation. See "Certain Transactions."

    JAMES CARFAGNO, SR. has served as Executive Vice President, Direct Mail Sales of the Company since March 1997 and has 35 years of experience in the photo industry in mail order, special markets and original equipment manufacturing sales. Mr. Carfagno has served as an officer of a number of corporations in the camera industry. He is currently, and has been for more than the last five years, the President and Chief Executive Officer of Affiliated Enterprises, Inc., a direct mail fulfilment company. Prior thereto, he served from 1990 to 1992 as Executive Vice President of Concord and President of the Argus Division of Concord, a manufacturer and distributor of cameras and direct competitor of the Company. Mr. Carfagno also served in executive capacities in a number of corporations which operated the business of Argus.

    JERROLD COHEN has served as Vice President, Sales and Marketing of the Company since December 1995. Mr. Cohen has been responsible for forming and directing the Company's independent sales force and for developing its marketing strategies. Prior to joining the Company, he served in a variety of positions in the consumer electronics industry, most recently as Vice President Sales and Marketing for the TimeX Audio Division of SDI Technology Incorporated from 1993 to 1995; National Accounts Vice President of Craig Electronics from 1992 to 1993; and a Vice President of Sales of Dynascan Corp., a public company, from 1992 to 1993.

    JEFFREY G. BURKARD has served as the Vice President, Operations of the Company since October 1995. Prior to joining the Company in 1995 he was employed by Concord for more than ten years in a variety of positions, most recently as manager of operations.

    JESSIE SZETO SUK YEE has been Managing Director of Jazz HK since its acquisition in 1996 and is primarily responsible for the operation of that subsidiary. Prior thereto, from 1985 through June 1995, Ms. Szeto served in various capacities as an employee of Concord is Hong Kong subsidiary, most recently as Assistant Managing Director since 1990.

    HENRY A. D'AMBROSIO has served as a director of the Company since April 1, 1997. Since 1992, he has been Vice President, Administration of Bell & Howell Operating Company and Chairman of its Investment Committee.

    DAVID MIZRAHI has served as a director of the Company since April 2, 1997. For more than the last five years, Mr. Mizrahi has served as the Chief Executive Officer of Fantasia Accessories, Ltd., an importer of costume jewelry. He was a director of Concord from 1988 to 1995. He is active in numerous religious and philanthropic organizations.

    ELIE HOUSMAN has consented to serve as a director of the Company upon completion of this offering. He has been a principal of Charterhouse Group International, Inc., investment bankers, and President of Satellite Trading Technology, Inc., a manufacturer of automobile alarm and security systems, since 1988.

    JACK C. BENUN is currently a principal consultant to the Company through an agreement between the Company and JCB Consulting, Inc., an affiliate of Mr. Benun. Mr. Benun served as President, Chief Executive Officer and a Director of the Company and was employed full time by the Company since June 21, 1995 of the Company through March 31, 1997, and may be deemed to be the founder of the Company. Mr. Benun was also a Director of Jazz HK and Jazz Canada. Mr. Benun is the founder of Concord, a direct competitor of the Company, and until 1994 was its Chief Executive Officer. Until he founded the Company in June 1995, he was a private investor. See "Management--Consultant's Regulatory History and Litigation with Concord Camera Corp" and "Certain Transactions." Mr. Benun has over twenty years of experience in manufacturing, financing and marketing photographic products. Mr. Benun is a member of the family of the principal shareholders of the Company. See "Principal and Selling Shareholders."

EXECUTIVE COMPENSATION

    The following table sets forth all cash compensation paid or accrued by the Company for the period from June 21, 1995 (inception) to June 30, 1996 (the "Year") and for the six month period ended December 31, 1996 (the "Six Months") for each of the current and a former executive officer of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                        ANNUAL COMPENSATION
                                                                -----------------------------------

                  NAME AND                                                            OTHER ANNUAL     ALL OTHER
             PRINCIPAL POSITION                    PERIOD        SALARY      BONUS    COMPENSATION   COMPENSATION
---------------------------------------------  ---------------  ---------  ---------  -------------  -------------

James Carfagno, Sr. .........................  Six Months                               $  11,500(2)
  Executive Vice President,                    Year                                         7,000(2)
  Direct Mail Sales

Jerrold Cohen(3).............................  Six Months          67,000
  Vice President, Sales                        Year                50,000
  and Marketing

Jeffrey G. Burkard(4)........................  Six Months          51,000
  Vice President, Operations                   Year                39,000

Jessie Szeto Suk Yee.........................  Six Months(5)       38,800
  Managing Director of Jazz HK                 Year

Jack C. Benun................................  Six Months              --(1)
  Former President and Chief Executive         Year             $  25,000
  Officer; Principal Consultant

------------------------

(1) Mr. Benun agreed to forego a salary during this period. See "Certain Transactions" and "Management--Consulting Arrangements."

(2) Mr. Carfagno acted as a consultant to the Company during the periods indicated. He became an employee effective March 1, 1997 for a period of two years at an annual salary of $75,000.

(3) Mr. Cohen has entered into a three-year employment agreement effective January 1, 1997, providing for an annual salary of $175,000. See "Management--Employment Agreements."

(4) Mr. Burkard has entered into a three-year employment agreement effective January 1, 1997 at an annual salary of $104,000.

(5) Jazz HK was acquired as of July 1, 1996. Ms. Szeto Suk Yee was paid at a rate of approximately $6,400 per month or $38,800 for the period. She has entered into an employment agreement with the Company and Jazz HK effective April 1, 1997 for an annual salary of $100,000.

EMPLOYMENT AGREEMENTS

    The Company has entered into executive employment agreements with each of its executive officers. With the exception of Mr. Carfagno's agreement, which is effective March 1, 1997, Ms. Szeto's agreement which is effective April 1, 1997 and Mr. Lorenzini's agreement which is effective on April 1, 1997, each of the agreements is effective January 1, 1997. All except Mr. Carfagno's agreement provide for a three year term. Each of the agreements prevents the respective employee from competing with the Company for a two-year period after termination.

    The annual salary under the agreement for Mr. Lorenzini is $315,000. In addition, Mr. Lorenzini's agreement provides for a housing allowance of $60,000 per year. See "Certain Transactions." The Company intends to make application for, be the sole beneficiary of, and be the owner of a key-man life insurance policy in the face amount of $1,000,000 on the life of Roger F. Lorenzini naming the Company as sole beneficiary.

    In addition to his salary, Mr. Carfagno's agreement calls for commissions on Direct mail sales from which no other agent or employee of the Company receives coupons at the rate of 2% of such sales and a 1% override commission on all direct mail sales and sales to professional photographic supply stores.

CONSULTING ARRANGEMENTS

    Mr. Benun resigned as President, Chief Executive Officer and a Director of the Company on April 1, 1997 and became a key consultant to the Company under a five-year agreement with his wholly-owned consulting company, JCB Consultants, Inc. Under the terms of the consulting agreement, from January 1, 1997, his company would receive compensation at the rate of 2.25% of Net Sales up to $10,000,000, compensation at the rate of 4.5% of Net Sales for Net Sales which exceed $10,000,000 but which do not exceed $20,000,000 and compensation at the rate of 2.25% of Net Sales which exceed $20,000,000. Under the agreement, advances against such compensation are required at the monthly rate of $15,000 below the level of $10,000,000 of Net Sales and at the monthly rate of $25,000 above such level. In addition, the consultant is entitled to a commission of 10% of any commission revenue earned by the Company for the sale of the products of third parties to others for which such consultant is responsible. Any such compensation may not exceed $300,000 in any year of the agreement and the consulting company's compensation on Net Sales also cannot exceed 8% of Gross Profit (as defined) of the Company in any year under the agreement.

CONSULTANT'S REGULATORY HISTORY AND LITIGATION WITH CONCORD CAMERA CORP.

    Mr. Benun, the founder, former Chief Executive Officer, President and a former Director of the Company,, has been permanently enjoined from serving as an officer or director of a public company. Mr. Benun has become a consultant to the Company. Mr. Benun was the subject of a proceeding commenced by the Commission alleging, among other things, that he had misappropriated funds from Concord. The proceeding was settled in 1994 by the Order of the Federal District Court of the District of Columbia permanently enjoining Mr. Benun, among other things, from serving as an officer or director of a public company. Mr. Benun consented to the Order without either admitting or denying the allegations in the Commission's complaint. Under the Order Mr. Benun paid $150,000 (the alleged amount of the misappropriation) plus interest to Concord and $150,000 to the Commission as a penalty. The staff of the Commission has not provided the Company or Mr. Benun with any advice as to what action, if any, it would recommend that the Commission take if the Company becomes a public company under the Company's current ownership and management structure as described herein. The Commission has, however, advised Mr. Benun, through counsel, that if he seeks to indirectly exercise authority equivalent to an officer or director, it would consider taking action to enforce the terms of the Order.

    Mona Benun, Mr. Benun's wife, two adult and two minor children (currently through custodianships of which Mrs. Benun is custodian) are the principal shareholders of the Company. She, together with her four children (the "Principal Shareholders"), owns 99.5% of the outstanding Common Stock of the Company. Mrs. Benun has very limited business experience and has relied on her husband's advice regarding the operation of the Company. Mr. Benun is no longer able through his former positions as an officer and director to directly control the management and policies of the Company. He may continue to exercise control of the Company through his influence on his wife and children who, as the principal shareholders, will retain the power to control the management and policies of the Company after closing of the offering made hereby.

    Mr. Benun has disclaimed his intention to exert such influence over his wife and children and has caused the Company to enter into an agreement to employ, as President, Chief Executive Officer and a Director, Roger F. Lorenzini, a person with extensive executive experience in the camera and film industry. He and three non-management directors will serve as the directors of the Company. See "Management."

    In order to avoid any disruption of the management of the Company, the Principal Shareholders and the Company have entered into an agreement not to vote their shares of Common Stock in opposition to a recommendation of the Board of Directors as described in "Principal and Selling Shareholders."

    Mr. Benun is the founder, and until 1994 was the Chief Executive Officer of Concord, a public company, and a direct competitor of the Company. Mr. Benun is now engaged in an arbitration proceeding with Concord commenced by Concord in November 1994 seeking to recover $1.5 million which it asserts is the costs of investigation relating to Mr. Benun's alleged misappropriation and other unspecified damages. Mr. Benun has counterclaimed in that proceeding (i) for lost salary and benefits under his agreements with Concord which he asserts were breached by Concord's wrongful termination of his employment, (ii) for money he loaned to Concord, (iii) for pledged stock withheld by Concord, and (iv) for lost profits from securities positions held in a margin account he was forced by his broker to liquidate when Concord sought to interdict the transfer of Concord shares he owned and which the broker held as security. Mr. Benun has asserted that the aggregate damages he has suffered as a result of Concord's actions substantially exceed Concord's claim. Mr. Benun is also seeking to enforce a voting agreement which he asserts entitles him to nominate directors for election to Concord's Board of Directors and indemnification rights for monies expended in defending a class action relating to his activities at Concord which was dismissed for failure of prosecution. The arbitration proceedings are in their preliminary stage. Mr. Benun's original counterclaims were brought in Superior Court in New Jersey. The Court ordered that the claims be arbitrated and dismissed Mr. Benun's complaint without prejudice to the renewal of the claims if they are not disposed of in the arbitration.

SHARES OF HONG KONG SUBSIDIARY

    As of July 1, 1996, the Company acquired 95% of the shares of Jazz HK from Jessie Szeto Suk Yee, its current Managing Director and two other persons unaffiliated with the Company. Ms. Szeto Suk Yee now owns 5% of the outstanding capital stock of Jazz HK. As such she would be entitled to a share of the subsidiary's after-tax profits if dividends were declared. The Company currently does not intend to declare any such dividends.

1997 LONG-TERM INCENTIVE PLAN

    In January 1997, the Board of Directors of the Company and the shareholders of the Company adopted the Plan. The Plan provides for the grant of options to purchase up to an aggregate of 385,000 shares of Common Stock and/or Class A Common Stock to officers, directors, employees and consultants of the Company. Options may be either "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options. Incentive stock options may be granted only to employees of the Company, while non-qualified stock options may be issued to non-employee directors and consultants, as well as to employees of the Company.

    The Plan will be administered by the Board of Directors or a committee of the Board made up of non-employee directors (as defined by Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), who will determine, among other things, the individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of Common Stock issuable upon the exercise of each option and the option exercise price.

    The exercise price per share of Common Stock subject to an incentive stock option may not be less than the fair market value per share of Common Stock on the date the option is granted. The exercise price per share of Common Stock subject to a non-qualified stock option may be established by the Board of Directors. The aggregate fair market value (determined as of the date the option is granted) of Common Stock for which any person may be granted incentive stock options which first become exercisable in any calendar year may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to such person, 10% or more of the total combined voting power of all classes of stock of the Company (a "10% Stockholder") shall be eligible to receive any incentive stock options under the Plan unless the exercise price is at least 110% of the fair market value of the shares of Common Stock subject to the option, determined on the date of grant. Non-qualified stock options are not subject to such limitation.

    No stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only by the optionee, unless otherwise determined by the Board of Directors or committee. In the event of termination of employment other than by death or disability, the optionee will have no more than three months after such termination during which the optionee shall be entitled to exercise the option, unless otherwise determined by the Board of Directors or committee. Upon termination of employment of an optionee by reason of death or disability, such optionee's options remain exercisable for one year thereafter to the extent such options were exercisable on the date of such termination, unless otherwise determined by the Board of Directors or committee.

    Options under the Plan must be issued within ten years from the effective date of the Plan, which is March 19, 1997. Stock options granted under the Plan cannot be exercised more than ten years from the date of grant. Incentive stock options issued to a 10% Stockholder are limited to five-year terms. Options granted under the Plan provide for the payment of the exercise price in cash or, with the approval of the Board of Directors or committee, provide for the payment of the exercise price by delivery to the Company of shares of Common Stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised. Therefore, such optionee may be able to tender shares of Common Stock to purchase additional shares of Common Stock and may theoretically exercise all of his stock options with no additional investment other than the purchase of his original shares.

    Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the Plan.

    Under the terms of the Plan, substantially all of the employees of the Company have been granted non-incentive stock options to purchase 350,000 shares of Common Stock or Class A Common Stock at an exercise price of $1.50 per share, vesting at the rate of one third of the shares subject thereto per year. Messrs. Lorenzini, Carfagno, Cohen, Burkard and Ms. Szeto Suk Yee have been granted non-incentive stock options for 70,000, 15,000, 15,000, 15,000 and 20,000 shares, respectively.

                              CERTAIN TRANSACTIONS

    Since its inception, members of Mr. Benun's family, including Mr. Benun's wife, Mona, who together with her four children own substantially all of the outstanding Common Stock, have made demand loans to the Company. These loans bear interest at 12% per annum. Approximately $700,000 of these loans currently are subordinated as to principal to other indebtedness of the Company, including obligations to its commercial factor. At December 31, 1996, the Principal Shareholder and her children were owed $800,000 by the Company. At year end, the family lenders agreed to defer making demand for payment of the principal in the amount of $709,000 until January 1, 1998. In March 1997, the lenders accepted notes accruing interest at the rate of 12% per annun evidencing the Company's obligations to them maturing on July 1, 1998.

    In addition, the Company has made loans to Mr. Benun from time to time. Mr. Benun has owed the Company as much as $400,000 during the six months ended December 31, 1996. As of December 31, 1996, Mr. Benun's loan balance was $200,000. At March 26, 1997, Mr. Benun's loan balance was $380,000.

    The Company currently occupies warehouse and office space located at 1459 Pinewood Street, Rahway, New Jersey on a month to month basis. It subleases approximately 5,000 square feet at the sublessor's cost in a combined office and warehouse space. The sublessor is controlled by Mr. Benun. For the period from June 21, 1995 (inception) through June 30, 1996, and for the six months ended December 31, 1996, the Company's rent was approximately $20,000.

    Substantially all of the Company's financing arrangements have been secured in part or in whole by the personal guarantees of Mr. Benun. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company intends to reduce its dependence on its commercial factor with a portion of the proceeds of this offering and to thereby decrease the Company's dependence on these personal guarantees. See "Use of Proceeds".

    The Company from time to time has sold excess products from private label orders to Milecrest Corp. ("Milecrest"), a corporation owned by Mr. Benun's brother, Morris C. Benun. The Company has always sold its products to Milecrest at prices and terms equivalent to those it gives other companies, and Milecrest purchases excess products produced by the Company under private label at prices equivalent to those which other purchasers have paid. In addition from time to time the Company has advanced funds to Milecrest for the purchase of photographic products which Milcrest has then resold and remitted the proceeds to the Company and has paid and received commission income from Milecrest for the sale and purchase of product. See Note H to "Notes to Consolidated Financial Statements."

    Mr. Lorenzini has entered into a month-to-month lease of a house, on property adjacent to Mr. Benun's, owned by a daughter of Mr. Benun's. Mr. Benun and the Company believe the rental is on terms no more favorable to Mr. Benun's daughter nor terms less favorable to the Company than could have been obtained from an unaffiliated third party. In connection with the release of Mr. Lorenzini from certain of his non-competition obligations to Imation, his former employer, the Company has agreed to purchase five million rolls of color print film from Imation in each of the next two years on terms to be negotiated, but not to exceed terms on available in the open market.

    Mr. D'Ambrosio is an officer of Bell & Howell company with which the Company has a major licensing agreement. He was not associated with the Company at the time the agreement was negotiated and will not participate on behalf of the Company in any matters relating to this agreement. In consideration of a recent extension and modification of the licensing agreement with Bell &Howell, the Company sold to Bell & Howell 10,000 shares of Common Stock at $0.01 per share.

    Future transactions, if any, between the Company and its officers, directors or principal stockholders, or affiliates of any of them, will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties and will be approved by a majority of the disinterested directors of the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    Mona Benun, the wife of Jack C. Benun, with her four children are the Principal Shareholders of the Company. They own 2,200,000 shares representing 99.5% of the outstanding Common Stock, the only class of capital stock currently outstanding. The following table sets forth the beneficial ownership of shares of Common Stock and the percentage represented by the ownership of each of the Principal Shareholders before and after completion of this offering.

                                                                                                  PERCENTAGE OF
                                                                                                OUTSTANDING COMMON
                                                                             NUMBER OF          STOCK BENEFICIALLY
                                                                               SHARES                 OWNED
                                                                          OF COMMON STOCK   --------------------------
                          NAMES AND ADDRESS OF                              BENEFICIALLY      BEFORE         AFTER
                          BENEFICIAL OWNER (1)                                OWNED(2)       OFFERING    OFFERING (3)
------------------------------------------------------------------------  ----------------  -----------  -------------
Mona Benun..............................................................       1,601,600          72.3          49.7
Rebecca J. Benun........................................................         149,600           6.8           4.7
Sabrina J. Benun........................................................         149,600           6.8           4.7
Mona Benun custodian for Vanessa J. Benun, under the New Jersey Uniform          149,600
  Gift to Minors Act ("NJUGMA");........................................                           6.8           4.7
Mona Benun, custodian for Jasmine J. Benun, under the NJUGMA............         149,600           6.8           4.7
                                                                          ----------------       -----         -----
Principal Shareholders as a group.......................................       2,200,000          99.5%         68.5%

------------------------

*    Less than one percent.

(1) Unless otherwise noted, the address for each beneficial owner is c/o Jazz Photo Corp., 600 Blair Road, Carteret, New Jersey, 07088.

(2) Except as otherwise noted, each individual or entity has sole voting and investment power with respect to the shares listed. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of the Common Stock which may be acquired upon exercise of stock options which are currently exercisable or which become exercisable within 60 days of March 31, 1997 are deemed beneficially owned by the optionee. Except as indicated by footnote, and subject to community property and equitable distribution laws where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. See "Voting Agreement" below.

(3) Assumes no exercise of the Underwriters' over-allotment option. In the event such option is exercised in full, Mona Benun will sell 100,000 shares of Common Stock and will beneficially own 2,100,000 shares of Common Stock, representing 64.4% of the outstanding Common Stock

    After giving effect to the offering made hereby, the Principal Shareholders will own 68.5% of the outstanding Common Stock. Assuming the exercise by the Representative of 100,000 shares of Common Stock or more of the over-allotment option, 100,000 shares of Common Stock will be purchased from Mrs. Benun. In such event, members of the Benun family would continue to own 64.4% of such stock. As such owners, they would continue to control the management and policies of the Company after the offering and would have the power acting without the approval of other shareholders, to approve or disapprove any action requiring or permitting a shareholder vote. To avoid disruption of the management of the Company the Principal Shareholders have entered into the Voting Agreement with the Company described below.

    In the event the Representative exercises its over-allotment option and purchases 100,000 shares of Common Stock from her, Mrs. Benun would receive $435,000 after payment of Underwriter's discounts and commissions. The directors and executive officers of the Company do not own any shares of Common

Stock. For information with respect to options granted to executive officers, see "Management--1997 Long Term Incentive Plan."

    VOTING AGREEMENT

    The shares of Common Stock owned by the Principal Shareholders are subject to a voting agreement entered into by them and the Company on April 4, 1997 pursuant to which none of such shares will be voted in opposition to, (i) the election of nominees for election to the Board of Directors of the Company recommended by a majority of the current directors or their successors so recommended or (ii) the removal of a director recommended by a majority of such current or successor directors. In addition, such shareholders may not commence any action the result of which is, or is designed to cause, a change in the majority of the Board of Directors. The voting agreement will be in effect for a period of five years terminating on the earliest of (i) April 2, 2002, (ii) the date on which Jack C. Benun is no longer enjoined from serving as an officer or director of a public company, and (iii) the date on which the Principal Shareholders shall own less than 20% of the outstanding Common Stock. When and if Jack C. Benun ceases to be subject to the Order and may again serve as an officer or director of a public company, the Principal Shareholders shall grant him an irrevocable proxy enforceable under New Jersey law to vote the Shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have 3,210,000 shares of Common Stock outstanding (3,260,000 shares if the Representative's over-allotment option is exercised in full) and 385,000 shares of Common Stock reserved for issuance upon the exercise of options that may be granted under the Plan, under which options to acquire 161,000 shares have been granted and are currently outstanding, and 60,000 shares of Common Stock issuable upon the exercise of the Warrants currently outstanding. The 1,000,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. Of the currently outstanding shares of Common Stock, 2,200,000 shares are, and 60,000 shares issuable upon the exercise of the Warrants will be, "restricted securities" for purposes of Rule 144 and may not be resold in a public distribution, except in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration, including Rule 144.

    In general, under Rule 144(e), as currently in effect, a shareholder (or shareholders whose shares are aggregated), including an affiliate, who has beneficially owned for at least one year shares of Common Stock that are treated as "restricted securities", would be entitled to sell publicly, within any two month period, up to the greater of 1% of the then outstanding shares of Common Stock (3,210,000 shares immediately after the completion of this offering) or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of sale is given, provided certain requirements are satisfied. In addition, affiliates of the Company must comply with additional requirements of Rule 144, in order to sell shares of Common Stock (including shares acquired by affiliates in this offering). Under Rule 144, a shareholder deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by him, and who has beneficially owned for at least two years shares of Common Stock that are treated as "restricted securities", would be entitled to sell those shares without regard to the foregoing requirements.

    The Company and certain shareholders of the Company, including all directors and officers who hold options to purchase Common Stock, who after this offering will own 2,200,000 shares of Common Stock (2,100,000 if the Underwriters exercise the over-allotment option in full) are subject to lock-up agreements with Hampshire Securities Corporation, under which these shares and options to purchase 350,000 shares of Common Stock may not be sold publicly during the 18 month period commencing on the date of this Prospectus without the prior written consent of Hampshire Securities Corporation. Then and soon thereafter, all those shares will become eligible for sale under Rule 144 and may be resold in the public market only in compliance with the registration requirements of the Securities Act, pursuant to a valid exemption from registration or pursuant to Rule 144. In addition the Representative has the right and Warrant holders have the right, exercisable after such 18 month period to have their shares registered under the Securities Act in certain circumstances. See "Registration Rights."

REGISTRATION RIGHTS

    In connection with this offering, the Company has agreed to sell to the Representative, individually and not as representative of the several Underwriters, for $100, warrants to purchase an aggregate of 100,000 shares of Common Stock. The Company has agreed to file a registration statement with respect to the shares of Common Stock to be acquired upon the exercise of the Representative's Warrants (the "Warrant Shares"). See "Underwriting." The Company has agreed to use its best efforts to cause such registration statement to be declared effective under the Securities Act.

    In addition, commencing 18 months after the closing of the offering made hereby, the Company has agreed to give advance notice to holders of outstanding Warrants to purchase 60,000 shares of Common Stock and the underlying Common Stock of its intention to file a registration statement, and in such case, holders of the outstanding Warrants and the underlying Common Stock will have the right to require the Company to include the underlying Common Stock in such registration statement filed prior to the expiration date of the Warrants at the Company's expense, exclusive of Underwriter's discounts and commissions and counsel fees.

                           DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 11,500,000 shares of capital stock, 10,000,000 of which are Common Stock, par value $.01 per share, 500,000 of which are Class A nonvoting Common Stock, par value $.01 per share, and 1,000,000 of which are Preferred Stock, par value $1.00 per share. On March 31, 1997, there were 2,210,000 shares of Common Stock outstanding; no shares of Class A Common Stock or Preferred Stock currently are outstanding.

COMMON STOCK

    Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors; consequently, the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election.

    Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and the preferences, if any, of holders of preferred stock. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any shares of Preferred Stock which the Company may issue in the future.

CLASS A COMMON STOCK

    The rights of the holders of the Class A Common Stock are identical to the rights of the holders of the Common Stock, except that the shares of Class A Common Stock do not entitle the holder to vote on matters submitted to a vote of shareholders, except as may otherwise be required by law.

PREFERRED STOCK

    The Board of Directors is authorized to provide for the issuance of shares of preferred stock, in one or more series, and to fix by resolution and to the extent permitted by the NJBCA, the terms and conditions of such series. The Company believes that the availability of the Preferred Stock issuable in series will provide it with increased flexibility in structuring financings and acquisitions and in meeting other corporate needs which might arise. Although the Board of Directors has no present intention to do so, it could issue a series of preferred stock that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt.

CERTAIN CERTIFICATE OF INCORPORATION AND NEW JERSEY BUSINESS CORPORATION ACT
  PROVISIONS

    Applicable New Jersey law includes provisions which are designed to help assure fair and equitable treatment of the Company's shareholders in the event that a person or group should seek to gain control of the Company in the future in a multi-step acquisition and thereby encourages the potential acquirer to engage in arms-length negotiations with the Board of Directors. Such provisions, which are discussed below, may make a takeover attempt or change in control more difficult, whether by tender offer or otherwise. Accordingly, such provisions may be viewed as disadvantageous to shareholders inasmuch as they might diminish the likelihood that a potential acquirer would make an offer for the Common Stock (perhaps at an attractive premium over the market price) or impede a transaction favorable to the interests of the shareholders.

    BUSINESS COMBINATIONS. Sections 14A:10A-1 to 6 of the NJBCA regulates "business combinations", a term covering a broad range of transactions between "resident domestic corporations" (as defined, which term would include the Company) and an "interested stockholder", which is defined as any person beneficial owning 10% or more of the outstanding voting stock of the resident domestic corporation or any affiliate or associate of that owner. Under the statute, a resident domestic corporation may not engage in any business combination with any interested shareholder, unless (a) if the business combination is to occur within five years of the date the shareholder acquired 10% or more ownership, either the business combination or the stock acquisition was previously approved by the Board of Directors, or (b) the business combination is approved by two thirds of the outstanding voting stock (not including shares owned by the interested stockholder), which approval may not be effectively given until approximately five years after the interested stockholder first attained 10% ownership (the "Stock Acquisition Date"), or (c) the business combination occurs five years after the interested stockholder's Stock Acquisition Date and the consideration paid to the non-interested stockholder meets certain conditions imposed by Section 14A:10A-5 of the BCA.
Section 14A:10A 1-6 of the BCA may discourage other persons from making a tender offer for, or acquisition of, a number of shares of Common Stock. This could have the incidental effect of inhibiting changes in management and also may prevent temporary fluctuations in the market price of the Common Stock that often result from actual or rumored takeover attempts.

    ELIMINATION OF DIRECTOR LIABILITY. In addition, the limited liability provisions in the Company's Certificate of Incorporation with respect to directors, officers and agents and the indemnification provisions in the Company's By-laws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty and also may have the effect of reducing the likelihood of derivative litigation against directors, officers and agents even though such an action, if successful, might otherwise have benefitted the Company and its shareholders. Furthermore, a shareholder's investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against the Company's directors and officers pursuant to the indemnification provisions in the Company's By-laws.

WARRANTS

    OUTSTANDING WARRANTS. In connection with the sale of Notes in the Private Placement, the Company sold to investors Warrants to purchase 100,000 shares of Common Stock at $2.00 per share. The Warrants are exercisable for a period beginning 18 months after the closing of the offering made hereby and expiring five years from issuance. Warrant holders have a one time right to include the Common Stock underlying such warrants in a registration statement at the Company's expense, except for underwriter discounts and commissions and such holder's counsel fees. The Warrants contain antidilution provisions providing for adjustment of the exercise price upon the occurrence of certain events, including stock dividends, stock splits, recapitalization and sales of Common Stock below the then current exercise price. The holders of the Warrants have no voting, dividend or other rights as shareholders of the Company with respect to shares of Common Stock underlying the Warrants except to the extent the outstanding Warrants shall have been exercised.

    DILUTIVE EFFECT. While any of the Warrants are exercisable, a warrant holder will have the opportunity to profit from a rise in the market price of the Common Stock, with a resulting dilution in the interest of other shareholders.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING

    The Underwriters named below, for which Hampshire Securities Corporation is acting as Representative, have severally, and not jointly, agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase, and the Company has agreed to sell, the Shares offered hereby in the amounts set forth opposite their respective names below.

                                                                                   NUMBER OF
NAME                                                                                 SHARES
---------------------------------------------------------------------------------  ----------
Hampshire Securities Corporation.................................................

                                                                                    1,000,000
                                                                                   ----------
                                                                                   ----------

    A copy of the Underwriting Agreement has been filed as an exhibit to the Registration Statement, to which reference is hereby made. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions. The Underwriters shall be obligated to purchase all the shares, if any are purchased.

    Through the Representative, the Underwriters have advised the Company that they propose to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus and that they may allow to certain dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") and to certain foreign dealers, concessions not in excess of $0. per share, of which a sum not in excess of $0. per share may be reallowed by such dealers to other dealers who are members of the NASD and to certain foreign dealers. After the commencement of this offering, the concessions and reallowances may be changed by the Representative.

    The Company and, if the Representative's over-allotment option is exercised the Selling Shareholder, on the one hand, and the Underwriters, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in respect thereof.

    The Company has agreed to pay the Representative an expense allowance, on a non-accountable basis, equal to 3% of the gross proceeds derived from the sale of 1,000,000 shares in this offering (and any shares sold upon the exercise of the over-allotment option). The Company has paid $50,000 as an advance on that allowance. The Company also has agreed to pay certain of the Representative's expenses in connection with this offering, including expenses in connection with qualifying the Shares for sale under the laws of the states the Representative may designate.

    The holders of all of the 2,210,000 shares of Common Stock currently outstanding and all the option holders under the Plan and the holder of the warrants (to purchase 60,000 shares of Common Stock) have agreed (i) not to publicly sell, or otherwise dispose of, any shares of Common Stock or shares of Common Stock issuable upon exercise of options or warrants for a period of 18 months from the date of this offering without the Representative's prior written consent and (ii) not to privately sell or otherwise dispose of any such shares during such period unless the proposed transferee agrees to be bound by such restrictions on transfer. In addition, for a period of 18 months after the date of this Prospectus, the Company has agreed that, without the Representative's prior consent, it will not sell any shares of Common Stock or grant any options or warrants to purchase Common Stock other than (i) the Representative's Warrants, (ii) options which may be granted under the Plan, (iii) shares of Common Stock issued in connection with the exercise of any such options or the Warrants, (iv) shares of Common Stock issued upon the exercise of options and warrants outstanding on the date hereof and (v) shares of Common Stock issued in connection with an acquisition by the Company.

    Prior to this offering, there has been no public trading market for shares of Common Stock. The initial public offering price for the Common Stock was determined by negotiation between the Company and the Representative. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stage of development of the Company, estimates of the business potential of the Company, the present state of the Company's management team and other factors deemed relevant.

    The Underwriters do not intend to confirm sales of Common Stock offered by this Prospectus to any accounts over which they exercise discretionary authority.

    The Company and the Selling Shareholder have granted the Representative an option, exercisable during the 45-day period commencing on the date of this Prospectus, to purchase at the public offering price per share less the Underwriters' discounts and commissions up to 50,000 and 100,000 shares of Common Stock, respectively, for the sole purpose of covering over-allotments, if any. If the Representative's over-allotment option is exercised up to the first 100,000 shares of Common Stock will be purchased from the Selling Shareholder. After the commencement of this offering, the Representative may confirm sales of shares of Common Stock subject to this over-allotment option. Purchases of shares of Common Stock upon exercise of the over-allotment option will result in the realization of additional compensation by the Representative.

    In connection with this offering, the Company has agreed to sell to the Representative, individually and not as representative of the several Underwriters, for $100, warrants to purchase 100,000 shares of Common Stock. The Representative's Warrants are exercisable for four years, commencing one year from the date of this Prospectus, at a price per share (the "Exercise Price") equal to 110% of the public offering price per share. The Representative's Warrants may not be sold, transferred, assigned, pledged or hypothecated for 12 months from the date of this Prospectus, except to members of the selling group and to officers and partners of the Representative or members of the selling group. The Representative's Warrants contain antidilution provisions providing for adjustment of the Exercise Price and the number of shares of Common Stock issuable upon the exercise thereof upon the occurrence of certain events, including stock dividends, stock splits, recapitalization and sales of Common Stock below the then current market price (as defined). The holders of the Representative's Warrants have no voting, dividend or other rights as shareholders of the Company with respect to shares of Common Stock underlying the Representative's Warrants, except to the extent the Representative's Warrants shall have been exercised.

    The Company has agreed that, at the request of the holders of a majority of the Representative's Warrants and underlying shares of Common Stock ("Warrant Shares") (and on no more than one occasion), the Company will file a registration statement under the Securities Act for an offering of the Warrant Shares during the four-year period beginning on the first anniversary of the date of this Prospectus; and the Company has agreed to use its best efforts to cause such registration statement to be declared effective under the Securities Act and to remain effective for a period of at least nine months (12 months if such registration statement is on Form S-3). In addition, the Company has agreed to give advance notice to holders of the Representative's Warrants and Warrant Shares of its intention to file a registration statement, holders of the Representative's Warrants and the Warrant Shares will have the right to require the Company to include the Warrant Shares in such registration statement at the Company's expense.

    While the Representative's Warrants are exercisable, the Representative and any transferee will have the opportunity to profit from a rise in the market price of the Common Stock, with a resulting dilution in the interest of other shareholders. In addition, during that period, the terms of which the Company will be able to obtain additional capital may be adversely affected since the Representative is likely to exercise its warrants at a time when the Company would, in all likelihood, be able to obtain capital by a new offering of securities on terms more favorable than those provided in the Representative's Warrants.

    The Company has agreed that, until May   , 2000, Hampshire Securities
Corporation may appoint an observer to attend all meetings of the Company's Board of Directors. The observer has the right to receive notice of all meetings of the Board of Directors and to attend such meetings. The observer will be entitled to reimbursement for out-of-pocket expenses for attendance at those meetings. In addition, the observer will be entitled to indemnification, to the same extent as the Company's directors. Hampshire Securities Corporation has advised the Company that its initial designee will be an officer of Hampshire Securities Corporation.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Greenberg & Kahr, New York, New York. Certain legal matters will be passed upon for the Underwriters by Brock Fensterstock Silverstein McAuliffe & Wade LLC, New York, New York.

                                    EXPERTS

    The audited consolidated Financial Statements in this Prospectus have been audited by Richard A. Eisner & Company, LLP, independent auditors, as indicated in their reports with respect to those financial statements, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information with resect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document that has been filed as an exhibit to the Registration Statement are qualified in their entirety by reference to such exhibits for a complete statement of their terms and conditions. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549 or at certain of the regional offices of the Commission located a 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission. Copies of such material may be obtained from the Public Reference section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) through which the Registration Statement and the Company's periodic reports and other information can be retrieved.

    As a result of the filing of the Registration Statement and the Commission, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act, as amended, and in accordance therewith will be required to file reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices.

    In addition, as the Common Stock has been approved for quotation on the Nasdaq national market under the symbol "JAZZ," reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 10006.

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Jazz Photo Corp.
Carteret, New Jersey

    We have audited the accompanying balance sheet of Jazz Photo Corp. as at June 30, 1996 and the consolidated balance sheet of Jazz Photo Corp. and subsidiaries as at December 31, 1996 and their respective statements of operations, capital deficiency and cash flows for the period from June 21, 1995 (inception) through June 30, 1996 and for the six months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Jazz Photo Corp. as at June 30, 1996 and the consolidated financial position of Jazz Photo Corp. and subsidiaries as at December 31, 1996 and the results of their operations and cash flows for the respective periods then ended, in conformity with generally accepted accounting principles.

Richard A. Eisner & Company, LLP

New York, New York
March 26, 1997

With respect to Notes K[2] and K[5]
April 3, 1997

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

                                 BALANCE SHEETS

                                                                                        JUNE 30,    DECEMBER 31,
                                                                                          1996          1996
                                                                                      ------------  -------------
                                                                                                    (CONSOLIDATED)
                                       ASSETS
Current assets:
  Cash..............................................................................  $     10,000   $   171,000
  Accounts receivable (net of allowance for doubtful accounts of $5,000 at June 30,
    1996 and $6,000 at December 31, 1996)...........................................                      25,000
  Due from factor...................................................................       100,000       147,000
  Inventories.......................................................................       833,000       836,000
  Loans receivable--officer and stockholder.........................................        48,000       204,000
  Prepaid expenses and other current assets.........................................        12,000        70,000
                                                                                      ------------  -------------
      Total current assets..........................................................     1,003,000     1,453,000
Property and equipment, net.........................................................       112,000       158,000
                                                                                      ------------  -------------
      T O T A L.....................................................................  $  1,115,000   $ 1,611,000
                                                                                      ------------  -------------
                                                                                      ------------  -------------
                         LIABILITIES AND CAPITAL DEFICIENCY
Current liabilities:
  Notes payable--current portion....................................................  $     21,000   $    14,000
  Notes payable and accrued interest--stockholders current portion..................       274,000        82,000
  Accounts payable and accrued expenses.............................................       637,000       801,000
  Income taxes payable..............................................................                      40,000
  Customer and other deposits.......................................................       102,000
  Loan payable--officer.............................................................                       9,000
                                                                                      ------------  -------------
      Total current liabilities.....................................................     1,034,000       946,000
Notes payable.......................................................................        12,000        20,000
Notes payable and accrued interest--stockholders....................................       818,000       709,000
                                                                                      ------------  -------------
      Total liabilities.............................................................     1,864,000     1,675,000
                                                                                      ------------  -------------
Minority interest...................................................................                      18,000
                                                                                                    -------------
Other matters
Capital deficiency:
  Preferred stock--$1 par value, 1,000,000 shares authorized; none issued...........
  Class A nonvoting common stock--$.01 par value, 500,000 shares authorized, none issued..........................................................................
  Common stock--$.01 par value, 10,000,000 shares authorized, 2,200,000 shares
    issued and outstanding..........................................................        22,000        22,000
  Additional paid-in capital........................................................        28,000        28,000
  (Deficit).........................................................................      (799,000)     (132,000)
                                                                                      ------------  -------------
      Total (capital deficiency)....................................................      (749,000)      (82,000)
                                                                                      ------------  -------------
      T O T A L.....................................................................  $  1,115,000   $ 1,611,000
                                                                                      ------------  -------------
                                                                                      ------------  -------------

  The accompanying notes to financial statements are an integral part hereof.

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

                            STATEMENTS OF OPERATIONS

                                                                                                     JUNE 21, 1995
                                                                       JUNE 21, 1995   SIX MONTHS     (INCEPTION)
                                                                        (INCEPTION)       ENDED         THROUGH
                                                                          THROUGH     DECEMBER 31,   DECEMBER 31,
                                                                       JUNE 30, 1996      1996           1995
                                                                       -------------  -------------  -------------
                                                                                      (CONSOLIDATED)  (UNAUDITED)
Net sales............................................................   $ 1,166,000    $ 7,619,000    $   332,000
Cost of goods sold...................................................       976,000      5,835,000        315,000
                                                                       -------------  -------------  -------------
Gross profit.........................................................       190,000      1,784,000         17,000
                                                                       -------------  -------------  -------------
Operating expenses:
  Selling expense....................................................       281,000        397,000         35,000
  General and administrative expenses................................       544,000        601,000        161,000
                                                                       -------------  -------------  -------------
    Total operating expenses.........................................       825,000        998,000        196,000
                                                                       -------------  -------------  -------------
Income (loss) from operations........................................      (635,000)       786,000       (179,000)
                                                                       -------------  -------------  -------------
Other income (expenses):
  Realized and unrealized losses on marketable securities............       (86,000)       (26,000)       (65,000)
  Interest (expense).................................................      (111,000)       (87,000)       (42,000)
  Other income.......................................................        33,000         52,000         26,000
                                                                       -------------  -------------  -------------
Other expense (net)..................................................      (164,000)       (61,000)       (81,000)
Income (loss) before provision for income taxes and minority
  interest...........................................................      (799,000)       725,000       (260,000)
Provision for income taxes...........................................                       40,000
                                                                       -------------  -------------  -------------
Income (loss) before minority interest...............................      (799,000)       685,000       (260,000)
Minority interest....................................................                       18,000
                                                                       -------------  -------------  -------------
NET INCOME (LOSS)....................................................   $  (799,000)   $   667,000    $  (260,000)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Net income...........................................................                  $   667,000
Pro forma executive compensation.....................................                      190,000
                                                                                      -------------
Pro forma net income.................................................                  $   477,000
                                                                                      -------------
                                                                                      -------------
Net (loss) earnings per share of common stock and, for the six months ended December 31, 1996, as adjusted to give effect to executive
  compensation on a pro forma basis..................................   $      (.34)   $       .20    $      (.11)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Weighted average number of common shares outstanding.................     2,349,000      2,349,000      2,349,000
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

    The accompanying notes to financial statements are an integral part hereof.

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

                        STATEMENT OF CAPITAL DEFICIENCY

           FOR THE PERIOD BEGINNING JUNE 21, 1995 (INCEPTION) THROUGH JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1996

                                                             COMMON
                                                              STOCK
                                                            $.01 PAR
                                                              VALUE
                                                           10,000,000   ADDITIONAL
                                                             SHARES       PAID-IN                      (CAPITAL
                                                           AUTHORIZED     CAPITAL     (DEFICIT)      DEFICIENCY)
                                                           -----------  -----------  -----------  ------------------
Issuance of 2,200,000 shares of common stock.............   $  22,000    $  28,000                    $   50,000
Net (loss) for the period June 21, 1995 (inception)
  through June 30, 1996..................................                            $  (799,000)       (799,000)
                                                           -----------  -----------  -----------        --------
Balance--June 30, 1996...................................      22,000       28,000      (799,000)       (749,000)
Net income for the six months ended December 31, 1996....                                667,000         667,000
                                                           -----------  -----------  -----------        --------
BALANCE--DECEMBER 31, 1996...............................   $  22,000    $  28,000   $  (132,000)     $  (82,000)
                                                           -----------  -----------  -----------        --------
                                                           -----------  -----------  -----------        --------

  The accompanying notes to financial statements are an integral part hereof.

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS

                                                                                                     JUNE 21, 1995
                                                                       JUNE 21, 1995   SIX MONTHS     (INCEPTION)
                                                                        (INCEPTION)       ENDED         THROUGH
                                                                          THROUGH     DECEMBER 31,   DECEMBER 31,
                                                                       JUNE 30, 1996      1996           1995
                                                                       -------------  -------------  -------------
                                                                                      (CONSOLIDATED)  (UNAUDITED)
Cash flows from operating activities:
  Net (loss) income..................................................   $  (799,000)   $   667,000    $  (260,000)
  Adjustments to reconcile net income (loss) to net cash provided by
    (used in) operating activities, net of effects from purchase of
    Jazz Photo (Hong Kong) Limited:
      Provision for doubtful accounts................................         5,000          1,000          4,000
      Depreciation...................................................        12,000         16,000          2,000
      Minority interest..............................................                       18,000
      Realized and unrealized losses on marketable securities........        86,000         26,000         65,000
      Changes in operating assets and liabilities:
        (Increase) in accounts receivable............................        (5,000)       (26,000)       (15,000)
        (Increase) in due from factor, net...........................      (100,000)       (47,000)      (101,000)
        (Increase) in inventories....................................      (833,000)        (3,000)      (250,000)
        (Increase) in prepaid expenses and other current assets......       (12,000)       (52,000)       (86,000)
        Increase in accounts payable and accrued expenses............       637,000         55,000        176,000
        Increase in income taxes payable.............................                       40,000
        Increase (decrease) in customer and other deposits...........       102,000       (102,000)
                                                                       -------------  -------------  -------------
          Net cash provided by (used in) operating activities........      (907,000)       593,000       (465,000)
                                                                       -------------  -------------  -------------
Cash flows from investing activities:
  Cash received from purchase of Jazz Photo (Hong Kong) Limited......                       30,000
  Proceeds from sales of marketable securities.......................     1,266,000        104,000        726,000
  Investment in marketable securities................................    (1,352,000)      (133,000)      (986,000)
  Net loans made to officer and stockholder..........................       (48,000)      (156,000)      (290,000)
  Purchase of property and equipment.................................      (106,000)       (38,000)       (24,000)
                                                                       -------------  -------------  -------------
          Net cash (used in) investing activities....................      (240,000)      (193,000)      (574,000)
                                                                       -------------  -------------  -------------
Cash flows from financing activities:
  Decrease in bank overdraft.........................................                       (7,000)
  Loan received from officer.........................................                        9,000
  Loans from stockholders............................................     1,156,000       (221,000)       949,000
  Principal payments on other notes and loans payable................      (171,000)       (20,000)
  Proceeds from notes payable........................................       122,000                       100,000
  Issuance of common stock for cash..................................        50,000                        50,000
                                                                       -------------  -------------  -------------
          Net cash provided by (used in) financing activities........     1,157,000       (239,000)     1,099,000
                                                                       -------------  -------------  -------------
NET INCREASE IN CASH.................................................        10,000        161,000         60,000
Cash--beginning of period............................................          -0 -         10,000           -0 -
                                                                       -------------  -------------  -------------
CASH--END OF PERIOD..................................................   $    10,000    $   171,000    $    60,000
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest...........................   $    30,000    $    70,000    $    15,000
Supplemental disclosures of noncash investing and financing
  activities:
  In May 1996, the Company purchased an automobile for $23,000 which was financed, in part, by a note payable of $18,000.
  In July 1996, the Company purchased another automobile for $23,000 which was financed, in part, by a note payable of $20,000.
  In July 1996, the Company purchased 95% of the outstanding common stock of Jazz Photo (Hong Kong) Limited for $5,000.
  In conjunction with the acquisition, net assets were acquired as follows:

      Fair value of assets acquired.......................  $ 146,000
      Liabilities assumed.................................    143,000
                                                            ---------
      Net assets..........................................  $   3,000
                                                            ---------
                                                            ---------

  The accompanying notes to financial statements are an integral part hereof.

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

       (INFORMATION WITH RESPECT TO THE PERIOD JUNE 21, 1995 (INCEPTION)

                    THROUGH DECEMBER 31, 1995 IS UNAUDITED)

(NOTE A)--ACQUISITION OF JAZZ PHOTO (HONG KONG) LIMITED AND FORMATION OF JAZZ PHOTO CANADA CORP.:

    Effective July 1, 1996, Jazz Photo Corp. ("JPC") acquired, for a nominal amount, (which approximated the equity interest) 95% of the outstanding stock of Fordteam Limited ("Fordteam"), a company incorporated in Hong Kong engaged in the sale of cameras which are either manufactured by subcontractors located in Hong Kong or purchased as finished goods. Immediately following the acquisition, Fordteam changed its name to Jazz Photo (Hong Kong) Limited ("JPHK"). JPHK's revenue and net assets prior to its acquisition by JPC were not material.

    In addition JPC incorporated Jazz Photo Canada Corp. ("JPCC") in November 1996; it has not commenced operations.

(NOTE B)--ORGANIZATION, BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING
POLICIES:

[1] THE COMPANY:

    JPC was incorporated in the State of New Jersey on June 21, 1995 and commenced operations in August 1995.

    On March 19, 1997, the Company amended its certificate of incorporation increasing the authorized number of shares of common stock and creating the following additional classes of stock:

    Class A nonvoting common stock--$.01 par value, 500,000 shares authorized

    Preferred stock--$1 par value, 1,000,000 shares authorized

    Contemporaneously, the Company declared a 4,399 for 1 common stock split effected as a dividend. All applicable amounts and disclosures included in the accompanying financial statements give retroactive effect to this split.

    Effective July 1, 1996, the Company changed its reporting year from June 30 to December 31.

    Jazz Photo Corp. and subsidiaries (collectively, the "Company") is primarily a wholesaler of single use and 35mm cameras which it sells to chain stores and photo specialty shops under the "Jazz" private label. The Company also has an exclusive license to market a new line of 35mm cameras in the United States.

[2] INVENTORIES:

    Inventories, consisting principally of finished goods, are valued at the lower of cost (first-in, first-out method) or market. Inventories (including goods in transit) physically situated outside the United States amount to approximately $242,000 and $340,000 at June 30, 1996 and December 31, 1996, respectively. The Company granted a security interest in its inventory as collateral for uncollected factored receivables (Note C).

[3] PROPERTY AND EQUIPMENT:

    Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets (5 to 7 years).

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

       (INFORMATION WITH RESPECT TO THE PERIOD JUNE 21, 1995 (INCEPTION)

                    THROUGH DECEMBER 31, 1995 IS UNAUDITED)

(NOTE B)--ORGANIZATION, BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING
POLICIES: (CONTINUED)
[4] USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[5] STOCK BASED COMPENSATION:

    The Company intends to account for stock based compensation based on the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25. Statement of Financial Accounting Standards No. 123 which became effective in 1996 requires additional disclosures for stock based compensation as if such compensation was measured at fair value on the date the awards were granted. The Company intends to make such disclosure, when applicable.

[6] CARRYING VALUE OF NONCURRENT ASSETS:

    The Company periodically evaluates the carrying value of long-lived assets for impairment. Measurement of the amount of impairment loss, if any, is based upon the difference between the carrying value of the asset and its estimated fair value. No such losses have been recorded by the Company.

[7] MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK:

    The Company's sales have been derived from a limited number of customers, the largest of which comprises 75% of sales for the six months ended December 31, 1996. For the period ended June 30, 1996 a customer accounted for 40% of the Company's sales.

[8] SOURCES OF SUPPLY:

    Substantially all merchandise purchases are supplied by a limited number of vendors and contract manufacturers located in the Far East.

[9] FOREIGN CURRENCY TRANSLATION:

    JPHK's financial statements were translated to U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation". The foreign currency translation adjustment at December 31, 1996 was not material.

[10] EARNINGS (LOSS) PER SHARE OF COMMON STOCK:

    Earnings (loss) per share of common stock has been based on the weighted average number of shares outstanding and include, as outstanding for all periods in accordance with the requirements of the Securities and Exchange Commission, the dilutive effect of options and warrants issued within twelve months of the Company's contemplated initial public offering (computed using the treasury stock method). See (Note K[3]).

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

       (INFORMATION WITH RESPECT TO THE PERIOD JUNE 21, 1995 (INCEPTION)

                    THROUGH DECEMBER 31, 1995 IS UNAUDITED)

(NOTE C)--FACTORING ARRANGEMENTS:

    In July 1995, JPC entered into an arrangement with a factor whereby it sells its eligible accounts receivable without recourse. Advances received under this arrangement are payable with variable interest approximating the prime rate (as defined) plus 2 1/2% and, among other matters, are limited to 70% of the uncollected factored receivables. As additional collateral to the factor, JPC granted the factor a security interest in its inventory and JPC's Chief Executive Officer has personally guaranteed JPC's obligations to the factor. The factor has also made letters of credit available to JPC under this facility. There were no open letters of credit at June 30, 1996 or December 31, 1996. This arrangement is automatically renewable annually, each July.

(NOTE D)--PROPERTY AND EQUIPMENT:

    Property and equipment consist of the following:

                                                                     JUNE 30,   DECEMBER 31,
                                                                       1996         1996
                                                                    ----------  -------------
                                                                                (CONSOLIDATED)
Machinery and equipment...........................................  $   46,000   $    60,000
Automobiles.......................................................      35,000        58,000
Furniture and fixtures............................................      34,000        48,000
Computers.........................................................       9,000        20,000
                                                                    ----------  -------------
                                                                       124,000       186,000
Less accumulated depreciation.....................................      12,000        28,000
                                                                    ----------  -------------
      Total.......................................................  $  112,000   $   158,000
                                                                    ----------  -------------
                                                                    ----------  -------------

    Automobiles which were purchased in 1996 for $46,000 and $2,000 of other equipment are collateral for the notes payable described in Note F. Approximately $40,000 of equipment used in the assembly of cameras is located on the premises of a vendor in China.

(NOTE E)--ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

    Accounts payable and accrued expenses consist of the following:

                                                                     JUNE 30,   DECEMBER 31,
                                                                       1996         1996
                                                                    ----------  -------------
                                                                                (CONSOLIDATED)
Trade accounts payable............................................  $  553,000*  $   714,000
Accrued professional fees.........................................      45,000        20,000
Other.............................................................      39,000        67,000
                                                                    ----------  -------------
                                                                    $  637,000   $   801,000
                                                                    ----------  -------------
                                                                    ----------  -------------

------------------------

* Includes $158,000 owed to JPHK prior to being acquired by JPC on July 1, 1996.

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

       (INFORMATION WITH RESPECT TO THE PERIOD JUNE 21, 1995 (INCEPTION)

                    THROUGH DECEMBER 31, 1995 IS UNAUDITED)

(NOTE F)--NOTES PAYABLE:

    Notes payable consist of the following:

                                                                     JUNE 30,   DECEMBER 31,
                                                                       1996         1996
                                                                     ---------  -------------
                                                                                (CONSOLIDATED)
Note to bank, payable in monthly installments of approximately $600
  through April 1999 including interest at 9.5%....................  $  18,000    $  15,000
Notes for equipment purchases, payable in varying monthly
  installments of up to $800 through July 1999 including interest
  at rates varying from 11.1% to 14.9%, respectively...............                  19,000
Note payable--other, repaid in August 1996.........................     15,000
                                                                     ---------  -------------
      Total........................................................     33,000       34,000
Less current portion...............................................     21,000       14,000
                                                                     ---------  -------------
Noncurrent portion.................................................  $  12,000    $  20,000
                                                                     ---------  -------------
                                                                     ---------  -------------

    Payments due on outstanding notes payable at December 31, 1996 are as follows:

YEAR ENDING
DECEMBER 31,
-----------------------------------------------------------------------------------
1997...............................................................................  $  14,000
1998...............................................................................     13,000
1999...............................................................................      7,000
                                                                                     ---------
                                                                                     $  34,000
                                                                                     ---------
                                                                                     ---------

(NOTE G)--NOTES PAYABLE--STOCKHOLDERS:

    Notes payable to the stockholders bear interest at the rate of 12% per annum. Interest expense on these notes amounted to approximately $100,000, $89,000 and $38,000 for the periods ended June 30, 1996, December 31, 1996 and December 31, 1995, respectively.

    Approximately $800,000 and $700,000 of the principal amount of these notes at June 30, 1996 and December 31, 1996, respectively, are subordinated to amounts due to the factor.

    In March 1997, the terms of the above notes were modified. Under the modified terms, the principal balance of the notes are payable on demand after July 1, 1998. Accordingly, the notes have been classified as noncurrent in the December 31, 1996 balance sheet.

(NOTE H)--INCOME TAXES:

    JPC has a net operating loss carryover from June 1996 of approximately $600,000 which is available to offset future taxable income, if any, through 2010 and a capital loss carryover of approximately $86,000 which expires in 2000. A 100% valuation allowance (approximately $300,000 at June 30, 1996 and $50,000 at December 31, 1996) has been established against the deferred tax asset resulting from the net operating

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

       (INFORMATION WITH RESPECT TO THE PERIOD JUNE 21, 1995 (INCEPTION)

                    THROUGH DECEMBER 31, 1995 IS UNAUDITED)

(NOTE H)--INCOME TAXES: (CONTINUED)
loss carryover since there is no assurance that the tax benefits will be realized in the future. The change in the valuation allowance is attributable to the utilization of net operating loss carryovers which completely offset the portion of taxes attributable to JPC's income for the six months ended December 31, 1996. Accordingly, the current tax provision represents foreign income taxes attributable to the operations of JPHK.

(NOTE I)--OTHER MATTERS:

    [1] JPC entered into an exclusive licensing agreement (as amended) to market a line of APS, 35mm and single use cameras worldwide for an initial term extending through 2002. The licensing agreement requires JPC, among other matters, to pay royalties at a specified rate, and for minimum royalties of $300,000, $350,000 and 400,000 for the years 2000, 2001 and 2002, respectively in order to maintain the license.

    [2] JPC subleases its office space and warehouse facility on a month-to-month basis from a primary tenant who is a related party. The monthly rent of approximately $2,000 is the same as provided for in the primary lease which expires in May 1998. Rent expense amounted to approximately $20,000 for each of the periods ended June 30, 1996 and December 31, 1996, respectively and $8,000 for the period ended December 31, 1995.

    [3] Sales to related parties amounted to $176,000, $33,000 and $144,000 for the periods ended June 30, 1996, December 31, 1996 and December 31, 1995, respectively. In addition, the Company earned commission income from a related party in the amount of $33,000, $23,000 and $26,000 in the periods ended June 30, 1996, December 31, 1996 and December 31, 1995, respectively and paid commission of $43,000 to a related party during the period ended December 31, 1996. During the period ended December 31, 1995 the Company purchased merchandise amounting to approximately $95,000 from a related party.

    [4] Operations for the period ended June 30, 1996 included $25,000 of compensation expense for JPC's Chief Executive Officer; said Officer agreed to forego compensation entirely for the six months ended December 31, 1996.

    [5] JPHK has a credit facility with a Hong Kong bank whereby it may sell, without recourse, up to $775,000 in letters of credit received from customers discounted at a rate of 8.5% per annum. This facility is personally guaranteed by the former Chief Executive Officer of JPC and the minority shareholder of JPHK.

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

       (INFORMATION WITH RESPECT TO THE PERIOD JUNE 21, 1995 (INCEPTION)

                    THROUGH DECEMBER 31, 1995 IS UNAUDITED)

(NOTE J)--FOREIGN OPERATIONS:

    Summarized data for the Company's foreign operations, which are located in Hong Kong are as follows:

                                                                                   SIX MONTHS
                                                                                     ENDED
                                                                                  DECEMBER 31,
                                                                                      1996
                                                                                  ------------
Net sales principally to an unaffiliated customer in the United States..........   $5,215,000
Sales to JPC....................................................................    1,840,000
                                                                                  ------------
        Total sales.............................................................   $7,055,000
                                                                                  ------------
                                                                                  ------------
Income from operations..........................................................   $  207,000*
Assets..........................................................................      856,000

------------------------

*   After deduction of commission expense to JPC of $917,000.

    On July 1, 1997 the political sovereignty of Hong Kong will revert to the People's Republic of China.

(NOTE K)--SUBSEQUENT EVENTS:

    [1] LOAN RECEIVABLE--OFFICER:

    In March, 1997, the Company extended an additional loan to its Chief Executive Officer in the amount of approximately $180,000 payable on demand.

    [2] BRIDGE FINANCING:

    In April, 1997, the Company received proceeds of $600,000 from a private placement offering of 12 units each consisting of a 10% note in the principal amount of $50,000 and a warrant to purchase 5,000 shares of common stock at an exercise price of $2.00 per share of common stock. The notes, with accrued interest, are due on the earlier of July 31, 1998 or the closing of an initial public offering ("IPO") of the Company's common stock (See [3](below)). The warrants expire in April, 2002 and may only be exercised commencing eighteen months after issue, but only if an IPO of the Company's stock has been consummated. The Company incurred approximately $85,000 of expenses in connection with the offering.

    [3] PROPOSED INITIAL PUBLIC OFFERING:

    The Board of Directors has authorized the Company to file a registration statement for a proposed offering in which the Company expects to offer approximately 1,000,000 shares of its common stock. There is no assurance that such offering will be consummated.

    [4] STOCK OPTION PLAN:

    In March 1997, the Company adopted a long-term incentive plan. Under the plan, the Company may grant eligible individuals (as defined) incentive and nonqualified stock options to purchase up to an aggregate of 385,000 shares of the Company's common stock and/or Class A nonvoting common stock plus other forms of stock-based compensation. The exercise price of incentive stock options may not be less than the fair market value of the stock at the date of grant. The exercise price of nonqualified stock options

                       JAZZ PHOTO CORP. AND SUBSIDIARIES

       (INFORMATION WITH RESPECT TO THE PERIOD JUNE 21, 1995 (INCEPTION)

                    THROUGH DECEMBER 31, 1995 IS UNAUDITED)

(NOTE K)--SUBSEQUENT EVENTS: (CONTINUED) may be fixed by the Board of Directors at the date of grant. All awards vest over a three-year period and may be exercised for a period of up to ten years following the date of grant. Contemporaneously, the Company granted its employees nonqualified stock options to purchase up to an aggregate of 161,000 shares of common stock at $1.50 per share.

    [5] EMPLOYMENT AND CONSULTING AGREEMENTS:

    The Company has entered into employment agreements with five of its executive officers, including a new chief executive officer providing, among other matters for aggregate annual compensation of approximately $770,000. In addition, the Company's former chief executive officer resigned his position with the Company, and became a consultant to it under a five-year agreement providing, among other matters for compensation, based on a formula related to Net Sales (as defined) and 10% of commission revenue up to a maximum of $300,000 annually.

    [6] LEASE COMMITMENT:

    In March 1997 the Company entered into a five-year noncancellable operating lease for office space and warehouse facilities beginning April 1, 1997 and expiring March 31, 2002. Future minimum rental payments under this lease, exclusive of the Company's pro rata share of operating expenses, are as follows:

                                   YEAR ENDING
                                   DECEMBER 31,
                                  -------------
1997..............................................................................  $   60,000
1998..............................................................................     117,000
1999..............................................................................     129,000
2000..............................................................................     135,000
2001..............................................................................     137,000
2002..............................................................................      35,000
                                                                                    ----------
      Total.......................................................................  $  613,000
                                                                                    ----------
                                                                                    ----------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES AS OF WHICH SUCH INFORMATION IS FURNISHED.

                            ------------------------

                               TABLE OF CONTENTS

                                                     PAGE
                                                   ---------
Prospectus Summary...............................          1
Risk Factors.....................................          6
Use of Proceeds..................................         14
Dividend Policy..................................         15
Capitalization...................................         16
Dilution.........................................         17
Selected Consolidated Financial Data.............         18
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............         20
Business.........................................         24
Management.......................................         30
Certain Transactions.............................         36
Principal and Selling Shareholders...............         37
Shares Eligible for Future Sale..................         39
Description of Securities........................         40
Underwriting.....................................         42
Legal Matters....................................         44
Experts..........................................         44
Available Information............................         44

                            ------------------------

    UNTIL          , 1997 (25 DAYS AFTER THE DATE OF THE PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                1,000,000 SHARES

[LOGO]
                                                                JAZZ PHOTO CORP.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              HAMPSHIRE SECURITIES
                                  CORPORATION
                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                                                                         SELLING
                                                                                          REGISTRANT   SHAREHOLDERS
                                                                                          -----------  ------------
SEC Registration Fee....................................................................    2,520.00
NASD Filing Fee.........................................................................    1,257.00
*Printing and Engraving Fees and Expenses...............................................
*Accounting Fees and Expenses...........................................................
*Blue Sky Filing Fees and Expenses......................................................
*Legal Fees and Expenses................................................................
*Transfer Agent and Registrar Fees and Expenses.........................................
*Premium Cost of Directors and Officers Liability Insurance Policy......................
*Miscellaneous..........................................................................
    Total...............................................................................   $            $
                                                                                          -----------  ------------
                                                                                          -----------  ------------

------------------------

*   To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The New Jersey Business Corporation Act ('NJBCA") permits a corporation to indemnify its directors and officers against reasonable expenses (including attorney's fees), judgments, fines and amounts paid in settlement incurred by them in connection with any action or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action (i.e., one by or in the right of the corporation), indemnification may be made only for reasonable expenses (including attorneys' fees) incurred by directors and officers in connection with the defense or settlement of such action if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation unless and only to the extent that the Superior Court or the court in which such proceeding was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the Superior Court or such other court deems proper. The NJBCA further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action or proceeding referred to in this paragraph or in defense of any claim, issue or matter therein, such person shall be indemnified against reasonable expenses (including attorneys' fees) incurred by him in connection therewith.

    Pursuant to Article 9, of the registrant's Certificate of Incorporation, as amended, the registrant will indemnify its corporate agents (as defined in the NJBCA) to the fullest extent permitted by Section 14A:3-5 of the NJBCA and pursuant to such Article of the registrant's Certificate of Incorporation, as amended, the personal liability of the directors and officers is limited to the fullest extent permitted by Section 14A:1-7(3) of the NJBCA.

    The registrant has entered into a certain indemnity agreement with Mrs. Mona Benun in order to induce her to permit the public offering registered by this Registration Statement to be effected. Pursuant to such agreement, Mrs. Benun is indemnified and held harmless by the registrant to the fullest extent permitted by the NJBCA (as described herein) against all expenses reasonably incurred or suffered in any action, suit or proceeding involving Mrs. Benun by reason of the fact that she is a controlling shareholder of the registrant:

    The registrant has indemnification insurance under which directors, officers and agents are insured against certain liabilities that they may incur in their capacities as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    In June 1995, Mona Benun, a principal shareholder of Registrant, acquired all of the outstanding Common Stock of Registrant for $50,000. She subsequently gave interests therein to her children in January 1997. In March 1997, Registrant effected a stock split by stock dividend resulting in the beneficial ownership of Common Stock by members of the Benun family set forth under the caption "Principal and Selling Shareholders" in the Prospectus forming a part of this registration statement.

    In March 1997 Registrant concluded a private offering of notes in the principal amount of $1,000,000 with warrants to purchase 100,000 shares of Common Stock. In the private offering seven purchasers subscribed for 12 units each consisting of a note in the principal amount of $50,000 with a warrant to purchase 5,000 shares of Common Stock.

    In March 1997 Bell & Howell Company, agreed to purchase 10,000 shares of Common Stock for $0.01 per share, or an aggregate purchase price of $100, in consideration for the negotiation of a modification and extension of a Trademark Licensing Agreement between Registrant and Bell & Howell Company.

    There was no underwriter involved in connection with any transaction set forth above. The issuances of the securities set forth above were deemed to be exempt pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

    In all of such transactions, the recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

  EXHIBIT
  NUMBER
-----------
       1.1   Form of Underwriting Agreement.
       3.1   Certificate of Incorporation of Registrant.
       3.2   Amendment to Certificate of Incorporation of Registrant.
       3.3   By-laws of Registrant.
       4.1   Form of Representative's Warrant.
       5.0*  Opinion of Greenberg & Kahr.
       9.1   Voting Agreement dated April 4, 1997 by and among Registrant and the Principal Shareholders.
      10.1   Form of Indemnity Agreement between Company and Mona Benun, a Principal Shareholder.
      10.2   (i) Trademark License Agreement between Registrant and Bell & Howell Company.
             (ii) Amendment thereto.
             (iii) Second Amendment thereto.
      10.3   Agreement between Imation Corporation and Registrant dated March 31, 1997.
      10.4   Executive Employment Agreement between Registrant and Roger F. Lorenzini dated April 1, 1997.
      10.5   Executive Employment Agreement between Registrant and Jerrold Cohen dated March 18, 1997.
      10.6   Executive Employment Agreement between Registrant and James Carfagno, Sr. dated February 24, 1997.
      10.7   Executive Employment Agreement between Registrant and Jeffrey G. Burkard dated March 18, 1997.
      10.8   Executive Employment Agreement between Registrant (and Jazz Photo (Hong Kong) Limited) and Jessie Szeto
             Suk Yee dated             , 1997.
      10.9   Consulting Agreement between Registrant and George Erfurt dated March 18, 1997.
      10.10  Consulting Agreement between Registrant and JCB Consulting, Inc., dated April 1, 1997.
      10.11  Lease Agreement between Registrant and Deneret Associates Limited Partnership dated March 6, 1997.
      10.12  1997 Long Term Incentive Plan of the Company and Forms of Stock Option Agreements.
      10.13  Agreement between Rosenthal & Rosenthal, Inc. (the "Factor") and the Company dated July 12, 1995.
             Guarantee by Jack C. Benun of even date. Agreements of Subordination and Assignment dated June 30, 1996 between the Principal Shareholders and the Factor.
      10.14  Banking Facility letter of The Hong Kong Shanghai Banking Corporation dated March 25, 1997 and joint and several guarantees of Jack C. Benun and Jessie Szeto Suk Yee of even date.
      11.0   Statement re: Computation of Per Share Earnings.
      21.0   List of Subsidiaries:
             (i) Jazz Photo Canada Corporation (Ontario, Canada)
             (ii) Jazz Photo (Hong Kong) Limited (Crown Colony of Hong Kong)
      23.1   Consent of Richard A. Eisner & Company, LLP.
      23.2*  Consent of Greenberg & Kahr.
      24.0   Power of Attorney (see signature page).
      27.0   Financial Data Schedule.
      99.0   Consent of Elie Housman, a person named as Director.

------------------------

*   To be supplied by amendment.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 4, 1997.

                                JAZZ PHOTO CORP.

                                By:            /s/ ROGER F. LORENZINI
                                     -----------------------------------------
                                                 Roger F. Lorenzini
                                                     PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger F. Lorenzini and Jerrold Cohen and each of them individually, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ ROGER F. LORENZINI      President and Chief
------------------------------    Executive Officer
      Roger F. Lorenzini          (Principal Executive
                                  Officer), Chief
                                  Financial Officer
                                  (Principal Financial and
                                  Accounting Officer) and
                                  Director                     April 4, 1997

   /s/ HENRY A. D'AMBROSIO      Director                       April 4, 1997
------------------------------
     Henry A. D'Ambrosio

      /s/ DAVID MIZRAHI         Director                       April 4, 1997
------------------------------
        David Mizrahi

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                                                                                       PAGE NO.
-----------                                                                                                  -------------
       1.1   Form of Underwriting Agreement.
       3.1   Certificate of Incorporation of Registrant.
       3.2   Amendment to Certificate of Incorporation of Registrant.
       3.3   By-laws of Registrant.
       4.1   Form of Representative's Warrant.
       5.0*  Opinion of Greenberg & Kahr.
       9.1   Voting Agreement dated April 4, 1997 by and among Registrant and the Principal Shareholders.
      10.1   Form of Indemnity Agreement between Company and Mona Benun, a Principal Shareholder.
      10.2   (i) Trademark License Agreement between Registrant and Bell & Howell
             Company.
             (ii) Amendment thereto.
             (iii) Second Amendment thereto.
      10.3   Agreement between Imation Corporation and Registrant dated March 31, 1997.
      10.4   Executive Employment Agreement between Registrant and Roger F. Lorenzini dated April 1, 1997.
      10.5   Executive Employment Agreement between Registrant and Jerrold Cohen dated March 18, 1997.
      10.6   Executive Employment Agreement between Registrant and James Carfagno, Sr. dated February 24,
             1997.
      10.7   Executive Employment Agreement between Registrant and Jeffrey G. Burkard dated March 18, 1997.
      10.8   Executive Employment Agreement between Registrant (and Jazz Photo (Hong Kong) Limited) and
             Jessie Szeto Suk Yee dated             , 1997.
      10.9   Consulting Agreement between Registrant and George Erfurt dated March 18, 1997.
      10.10  Consulting Agreement between Registrant and JCB Consulting, Inc., dated April 1, 1997.
      10.11  Lease Agreement between Registrant and Deneret Associates Limited Partnership dated March 6,
             1997.
      10.12  1997 Long Term Incentive Plan of the Company and Forms of Stock Option Agreements.
      10.13  Agreement between Rosenthal & Rosenthal, Inc. (the "Factor") and the Company dated July 12,
             1995. Guarantee by Jack C. Benun of even date. Agreements of Subordination and Assignment dated June 30, 1996 between the Principal Shareholders and the Factor.
      10.14  Banking Facility letter of The Hong Kong Shanghai Banking Corporation dated March 25, 1997 and joint and several guarantees of Jack C. Benun and Jessie Szeto of even date.
      11.0   Statement re: Computation of Per Share Earnings.
      21.0   List of Subsidiaries:
             (i) Jazz Photo Canada Corporation (Ontario, Canada)
             (ii) Jazz Photo (Hong Kong) Limited (Crown Colony of Hong Kong)
      23.1   Consent of Richard A. Eisner & Company, LLP.
      23.2*  Consent of Greenberg & Kahr.
      24.0   Power of Attorney (see signature page).
      27.0   Financial Data Schedule.
      99.0   Consent of Elie Housman, a person named as Director.

------------------------

*   To be supplied by amendment.